UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Landa App 2 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street, New York, NY 10010
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Delay in Filing Annual Audited Financials on Form 1-K and Delay in Filing Form 1- POS

Dismissal of Independent Accounting Firm

On February 15, 2024, Marcum LLP (“Marcum”) was dismissed and on February 22, 2024 Morison Cogen ("Morison") was engaged as principal accountants. The decision to change accountants was approved by the Board of Directors of the Company. However, this has resulted in an unforeseen delay in the filing of the required Post-Qualification Offering Statement Amendment for the financial year ending on December 31, 2023. The Company is actively working to address the matter and ensure compliance with all applicable regulatory requirements soon.

Overview

Landa App 2 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series.

The purpose of the Series is to acquire, hold and manage owner-occupied single-family homes (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns.

We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa mobile application (available for download on both iOS and Android devices) as well as the Landa website (www.landa.app) (collectively, the “Landa Platform”). See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to offer on the Landa Platform;

●	market the Landa Platform and our offerings in individual Series and attract investors to the Landa Platform;

●	continue to develop the Landa Platform and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Offering Results

As of June 30, 2024, the Company is offering up to total of $75,000,000 in the shares of its Series during the rolling twelve-month period under Regulation A (the “Offering”), which represent limited liability company interests in the Series of the Company (“Shares”), pursuant to its most recent Offering Circular. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024, we have raised total gross offering proceeds of approximately $1,570,872 from settled subscriptions. The Company does not currently intend to list the Shares for trading on a stock exchange or other trading market.

Series(1)	Offering Status	Qualification Date	Opening Date	Closing Date	Total Number of Shares Outstanding
Landa Series 303 Kellys Walk	Closed	12/2/2021	12/4/2021	4/19/2022	$10,000
Landa Series 3192 Lake Monroe Road	Closed	12/2/2021	12/4/2021	4/19/2022	10,000
Landa Series 45 Robertford Drive	Closed	12/2/2021	12/4/2021	4/19/2022	10,000
Landa Series 4085 Springvale Way	Closed	12/2/2021	12/4/2021	8/31/2022	10,000
Landa Series 126 Wildwood Road	Closed	12/2/2021	12/4/2021	8/17/2022	10,000
Landa Series 2174 Scarbrough Road	Closed	12/2/2021	12/4/2021	4/4/2023	10,000
Landa Series 153 Spring Valley Circle	Closed	12/2/2021	12/4/2021	4/26/2023	10,000
Landa Series 137 Spring Valley Circle	Closed	12/2/2021	12/4/2021	4/26/2023	10,000
Landa Series 1096 Vincent Drive	Open	4/13/2022	3/27/2023	-	8,218
Landa Series 1120 9th Court	Open	4/19/2022	3/27/2023	-	7,363
Landa Series 113 Hughes Avenue	Open	5/12/2022	3/27/2023	-	9,662
Landa Series 1434 Shirley Drive	Open	3/31/2022	3/27/2023	-	6,454
Landa Series 1625 W McFarland Avenue	Open	5/9/2022	3/27/2023	-	7,735
Landa Series 1713 Alfen Street	Closed	5/5/2022	3/27/2023	10/4/2023	10,000
Landa Series 1744 Mountain Drive	Open	4/28/2022	3/27/2023	-	9,213
Landa Series 179 Poplar Springs Drive	Open	4/22/2022	3/27/2023	-	7,620
Landa Series 200 15th Court Northwest	Closed	5/3/2022	3/27/2023	1/21/2024	10,000
Landa Series 235 Celery Avenue North	Open	3/17/2022	3/27/2023	-	7,654
Landa Series 28 E Hammon Drive	Open	4/7/2022	3/27/2023	-	7,276
Landa Series 301 Woodstream Drive	Open	5/5/2022	3/27/2023	-	8,892
Landa Series 3029 Cedaridge Drive	Open	5/9/2022	3/27/2023	-	7,850
Landa Series 340 17th Avenue Northwest	Closed	6/23/2022	3/27/2023	10/1/2023	10,000
Landa Series 4037 Stone Drive	Open	5/13/2022	3/27/2023	-	9,183
Landa Series 4126 Oriely Drive West	Open	2/11/2022	3/27/2023	-	8,810
Landa Series 4464 Willow Street	Open	5/9/2022	3/27/2023	-	9,573
Landa Series 4601 Sylvaner Lane	Open	5/18/2022	3/27/2023	-	8,029
Landa Series 503 8th Street South	Open	5/20/2022	3/27/2023	-	8,808
Landa Series 503 East Robinson Street	Open	5/10/2022	3/27/2023	-	7,175
Landa Series 580 Dorothy Street	Open	3/31/2022	3/27/2023	-	8,539
Landa Series 5844 Willow Crest Drive	Open	4/28/2022	3/27/2023	-	8,664
Landa Series 650 Willow Bend Lane	Open	4/28/2022	3/27/2023	-	7,885
Landa Series 6716 Mopsy Lane	Open	4/7/2022	3/27/2023	-	8,845
Landa Series 6820 66th Street South	Open	4/28/2022	3/27/2023	-	8,957
Landa Series 7817 3rd Avenue South	Closed	4/26/2022	3/27/2023	8/2/2023	10,000
Landa Series 8048 Old Plank Road	Open	4/19/2022	3/27/2023	-	9,475
Landa Series 808 Home Trail	Open	5/4/2022	3/27/2023	-	9,786
Landa Series 8990 Doris Lane	Closed	4/21/2022	3/27/2023	8/2/2023	10,000
Landa Series 913 2nd Street	Open	5/10/2022	3/27/2023	-	5,205
Landa Series 2150 Tishamingo Drive	Open	6/8/2022	3/27/2023	-	8,845
					$345,716

Distributions

The Series declared distributions for the six months period end June 30, 2024

Series	Amounts
Landa Series 303 Kellys Walk	$2,619
Landa Series 3192 Lake Monroe Road	1,959
Landa Series 45 Robertford Drive	-
Landa Series 4085 Springvale Way	2,207
Landa Series 126 Wildwood Road	908
Landa Series 2174 Scarbrough Road	2,157
Landa Series 153 Spring Valley Circle	1,927
Landa Series 137 Spring Valley Circle	685
Landa Series 1096 Vincent Drive	1,954
Landa Series 1120 9th Court	145
Landa Series 113 Hughes Avenue	-
Landa Series 1434 Shirley Drive	2,267
Landa Series 1625 W McFarland Avenue	715
Landa Series 1713 Alfen Street	2,412
Landa Series 1744 Mountain Drive	519
Landa Series 179 Poplar Springs Drive	1,690
Landa Series 200 15th Court Northwest	1,026
Landa Series 235 Celery Avenue North	2,364
Landa Series 28 E Hammon Drive	1,048
Landa Series 301 Woodstream Drive	-
Landa Series 3029 Cedaridge Drive	1,292
Landa Series 340 17th Avenue Northwest	1,134
Landa Series 4037 Stone Drive	-
Landa Series 4126 Oriely Drive West	451
Landa Series 4464 Willow Street	921
Landa Series 4601 Sylvaner Lane	841
Landa Series 503 8th Street South	-
Landa Series 503 East Robinson Street	1,237
Landa Series 580 Dorothy Street	1,017
Landa Series 5844 Willow Crest Drive	1,143
Landa Series 650 Willow Bend Lane	499
Landa Series 6716 Mopsy Lane	300
Landa Series 6820 66th Street South	919
Landa Series 7817 3rd Avenue South	-
Landa Series 8048 Old Plank Road	-
Landa Series 808 Home Trail	-
Landa Series 8990 Doris Lane	2,196
Landa Series 913 2nd Street	30
Landa Series 2150 Tishamingo Drive	151
Total Combined	$38,733

Series with Qualified Shares as of June 30, 2023

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 30, 2023. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series (1)	Property
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	2174 Scarbrough Road, Stone Mountain, GA, 30088
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	153 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	126 Wildwood Road, Stockbridge, GA, 30281
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	137 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	3192 Lake Monroe Road, Douglasville, GA, 30135
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	45 Robertford Drive, Covington, GA, 30016
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	303 Kellys Walk, Locust Grove, GA, 30248
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	4085 Springvale Way, McDonough, GA, 30252
Landa App 2 LLC - 235 Celery Avenue N Jacksonville FL LLC	235 Celery Avenue N, Jacksonville, FL, 32220
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	580 Dorothy Street, Bartow, FL, 33830
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	28 E Hammon Drive, Apopka, FL, 32703
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	4126 Oriely Drive West, Jacksonville, FL, 32210

Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	6716 Mopsy Lane, Jacksonville, FL, 32210
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC	1434 Shirley Drive, Lakeland, FL, 33810
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	8990 Doris Lane, Jacksonville, FL, 32220
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	1096 Vincent Drive, Mount Dora, FL, 32757
Landa App 2 LLC - 301 Woodstream Drive Gastonia NC LLC	301 Woodstream Drive, Gastonia, NC, 28056
Landa App 2 LLC - 1120 9th Court Pleasant Grove AL LLC	1120 9th Court, Pleasant Grove, AL, 35127
Landa App 2 LLC - 808 Home Trail Gastonia NC LLC	808 Home Trail, Gastonia, NC, 28052
Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC	179 Poplar Springs Drive, Mulga, AL, 35118
Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC	4464 Willow Street, Gardendale, AL, 35071
Landa App 2 LLC - 7817 3rd Avenue S Birmingham AL LLC	7817 3rd Avenue S, Birmingham, AL, 35206
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	1713 Alfen Street, Jacksonville, FL, 32254
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	1744 Mountain Drive, Tarrant, AL, 35217
Landa App 2 LLC - 6820 66th Street S Birmingham AL LLC	6820 66th Street S, Birmingham, AL, 35212
Landa App 2 LLC - 650 Willow Bend Ln Bessemer AL LLC	650 Willow Bend Ln, Bessemer, AL, 35023
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	113 Hughes Avenue, Sanford, FL, 32771
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	5844 Willow Crest Drive, Pinson, AL, 35126
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	1625 W McFarland Avenue, Gastonia, NC, 28054
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	913 2nd Street, Kings Mountain, NC, 28086
Landa App 2 LLC - 200 15th Court NW Center Point AL LLC	200 15th Court NW, Center Point, AL, 35215
Landa App 2 LLC – 503 8th Street S Bessemer AL LLC	503 8th Street S, Bessemer, AL, 35020
Landa App 2 LLC - 503 E Robinson Street Dallas NC LLC	503 E Robinson Street, Dallas, NC, 28034
Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC	4037 Stone Drive, Bessemer, AL, 35022
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	4601 Sylvaner Lane, Birmingham, AL, 35244
Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC	8048 Old Plank Road, Jacksonville, FL, 32220
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	340 17th Avenue Northwest, Center Point, AL 35215
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC	2150 Tishamingo Drive Birmingham, AL 35217
Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC	3029 Cedaridge Drive Tampa, FL 33618

(1)	Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

The Company, through each Series, commenced operations on December 8, 2021 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
01/09/2024	-	X	-
02/23/2024	-	-	Changes in Issuer’s Certifying Accountant
03/04/2024	-	X	-
04/26/2024	-	-	Change in Transfer Agent
05/13/2024	-	X	-
06/11/2024	-	X	-
07/05/2024	-	X	-
08/14/2024	-	X	-
09/05/2024	-	X	-
09/17/2024	X	-	-
10/07/2024	-	-	Changes in Issuer's Certifying Accountant
10/16/2024	-	X	-

Default

See Item 2. Other Information for information regarding potential defaults alleged by the lenders with respect to the Series that are subject to Bridge Loans and agreements with the Manager that could result in foreclosure of the properties subject to such Bridge Loans and replacement of the Manager by the lenders.

Market Outlook—Real Estate Finance Markets

While the ongoing impact of interest rate hikes has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for residential rental properties, including single-family homes and duplexes. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

The U.S. saw inflation rise to over nine percent (9%) in June 2022, the highest since 1981, before moderating to six and a half percent (6.5%) in December 2022, according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve implemented the largest interest rate increases since 1994, ending nearly four decades of declining, near-zero rates. These rate hikes drove mortgage rates to their highest levels in 14 years, which we believe contributed to a decline in home purchasing, particularly among millennials reliant on debt, and may have increased demand for rentals.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended June 30, 2024 and June 30, 2023.

	Six months ended June 30,
Category	2024	2023
Rental income	$208,710	$162,564
Expenses
Management fee	16,474	12,935
HOA fee	158	238
Insurance	20,328	9,440
Real estate taxes	20,681	17,234
Utilities	628	200
Repairs & maintenance	8,363	14,548
Depreciation expense	131,763	61,939
Interest expense	340,639	140,767
Net Operating income (loss) before income taxes	(330,323)	(94,737)
Other Income (expense)	-	-
Provision for income taxes	3,868	-
Net income (loss)	$(334,191)	$(94,737)

Revenues

Revenues are generated at the Series level and are derived from rental revenues. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year, and in certain cases, may extend to a month-to-month lease, and we expect to enter into new lease agreement with one-year terms as well.

The Series generated rental revenues for the six months ended June 30, 2024 and June 30, 2023, of $ 208,710 and $162,564, respectively. The following table summarizes the rental income by Series:

	Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$13,506	$11,025
Landa Series 3192 Lake Monroe Road	7,125	5,600
Landa Series 45 Robertford Drive	-	13,444
Landa Series 4085 Springvale Way	7,688	12,778
Landa Series 126 Wildwood Road	6,328	9,195
Landa Series 2174 Scarbrough Road	9,765	9,455
Landa Series 153 Spring Valley Circle	11,239	10,050
Landa Series 137 Spring Valley Circle	3,087	8,678
Landa Series 1096 Vincent Drive	11,750	4,095
Landa Series 1120 9th Court	6,750	2,190
Landa Series 113 Hughes Avenue	1,775	3,728
Landa Series 1434 Shirley Drive	5,700	3,780
Landa Series 1625 W McFarland Avenue	1,675	3,150
Landa Series 1713 Alfen Street	8,730	2,768
Landa Series 1744 Mountain Drive	6,714	2,005
Landa Series 179 Poplar Springs Drive	6,900	1,995
Landa Series 200 15th Court Northwest	6,000	2,100
Landa Series 235 Celery Avenue North	10,152	3,740
Landa Series 28 E Hammon Drive	3,468	3,520
Landa Series 301 Woodstream Drive	1,925	3,234
Landa Series 3029 Cedaridge Drive	4,600	4,830
Landa Series 340 17th Avenue Northwest	5,250	2,625
Landa Series 4037 Stone Drive	-	2,677
Landa Series 4126 Oriely Drive West	1,600	1,870
Landa Series 4464 Willow Street	9,415	2,677
Landa Series 4601 Sylvaner Lane	4,408	3,979
Landa Series 503 8th Street South	-	1,995
Landa Series 503 East Robinson Street	5,775	2,310
Landa Series 580 Dorothy Street	9,560	3,339
Landa Series 5844 Willow Crest Drive	4,640	3,045
Landa Series 650 Willow Bend Lane	2,220	2,331
Landa Series 6716 Mopsy Lane	9,300	3,000
Landa Series 6820 66th Street South	5,196	2,047
Landa Series 7817 3rd Avenue South	-	-
Landa Series 8048 Old Plank Road	-	-
Landa Series 808 Home Trail	-	1,644
Landa Series 8990 Doris Lane	6,500	2,730
Landa Series 913 2nd Street	5,900	2,415
Landa Series 2150 Tishamingo Drive	4,070	2,520
Total Revenue	$208,710	$162,564

Operating Expenses

Expenses are incurred at the Series level. The Operating Expenses (defined in the Offering Circular) incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the operating expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than SOFR + 3.5 percent.

For the six months ended June 30, 2024 and 2023, the Series incurred a total aggregate of $539,033 and $257,301 in Operating Expenses (calculated on a combined basis), respectively.

The following table summarizes the Operating Expenses by category:

	Six months ended June 30,
Category	2024	2023
Expenses
Management fee	$16,474	$12,935
HOA fee	158	238
Insurance	20,328	9,440
Real estate taxes	20,681	17,234
Utilities	628	200
Repairs & maintenance	8,363	14,548
Depreciation expense	131,763	61,939
Interest expense	340,639	140,767
Total operating expenses	$539,033	$257,301

The following table summarizes the Operating Expenses for each Series:

	Six months ended June 30,
Category	2024	2023
Landa Series 303 Kellys Walk	$8,960	$8,368
Landa Series 3192 Lake Monroe Road	7,229	7,057
Landa Series 45 Robertford Drive	10,276	11,262
Landa Series 4085 Springvale Way	10,257	10,369
Landa Series 126 Wildwood Road	8,041	8,020
Landa Series 2174 Scarbrough Road	8,650	8,206
Landa Series 153 Spring Valley Circle	8,753	9,078
Landa Series 137 Spring Valley Circle	7,678	7,860
Landa Series 1096 Vincent Drive	22,257	9,104
Landa Series 1120 9th Court	11,818	4,187
Landa Series 113 Hughes Avenue	21,461	8,595
Landa Series 1434 Shirley Drive	16,403	7,579
Landa Series 1625 W McFarland Avenue	17,233	6,624
Landa Series 1713 Alfen Street	11,359	4,716
Landa Series 1744 Mountain Drive	11,156	5,650
Landa Series 179 Poplar Springs Drive	10,583	3,911
Landa Series 200 15th Court Northwest	8,558	4,624
Landa Series 235 Celery Avenue North	19,549	7,207
Landa Series 28 E Hammon Drive	16,748	6,578
Landa Series 301 Woodstream Drive	18,090	6,701
Landa Series 3029 Cedaridge Drive	29,974	11,486
Landa Series 340 17th Avenue Northwest	10,544	4,547
Landa Series 4037 Stone Drive	13,503	6,357
Landa Series 4126 Oriely Drive West	16,709	4,536
Landa Series 4464 Willow Street	16,945	7,208
Landa Series 4601 Sylvaner Lane	21,468	8,562
Landa Series 503 8th Street South	9,410	3,802
Landa Series 503 East Robinson Street	11,288	4,802
Landa Series 580 Dorothy Street	17,468	6,390
Landa Series 5844 Willow Crest Drive	16,169	9,098
Landa Series 650 Willow Bend Lane	11,647	4,514
Landa Series 6716 Mopsy Lane	16,488	6,443
Landa Series 6820 66th Street South	11,889	4,409
Landa Series 7817 3rd Avenue South	7,510	3,719
Landa Series 8048 Old Plank Road	18,605	7,385
Landa Series 808 Home Trail	20,105	5,266
Landa Series 8990 Doris Lane	8,862	3,387
Landa Series 913 2nd Street	12,155	4,275
Landa Series 2150 Tishamingo Drive	13,234	5,419
Operating Expenses - Series	$539,033	$257,301

Interest Expense

The following table summarizes Interest Expense for each Series:

	Six months ended June 30,
Category	2024	2023
Landa Series 303 Kellys Walk	$3,173	$3,170
Landa Series 3192 Lake Monroe Road	2,607	2,606
Landa Series 45 Robertford Drive	4,338	4,338
Landa Series 4085 Springvale Way	3,171	3,170
Landa Series 126 Wildwood Road	2,790	2,790
Landa Series 2174 Scarbrough Road	2,875	2,790
Landa Series 153 Spring Valley Circle	2,799	2,790
Landa Series 137 Spring Valley Circle	2,613	2,610
Landa Series 1096 Vincent Drive	14,527	5,497
Landa Series 1120 9th Court	7,323	2,823
Landa Series 113 Hughes Avenue	14,946	5,471
Landa Series 1434 Shirley Drive	10,847	4,206
Landa Series 1625 W McFarland Avenue	12,293	4,663
Landa Series 1713 Alfen Street	6,966	2,979
Landa Series 1744 Mountain Drive	7,434	2,740
Landa Series 179 Poplar Springs Drive	7,360	2,812
Landa Series 200 15th Court Northwest	5,456	2,478
Landa Series 235 Celery Avenue North	12,747	4,855
Landa Series 28 E Hammon Drive	11,349	4,352
Landa Series 301 Woodstream Drive	12,400	4,608
Landa Series 3029 Cedaridge Drive	17,450	6,585
Landa Series 340 17th Avenue Northwest	6,452	2,886
Landa Series 4037 Stone Drive	10,368	3,782
Landa Series 4126 Oriely Drive West	11,753	2,934
Landa Series 4464 Willow Street	12,200	4,473
Landa Series 4601 Sylvaner Lane	14,916	5,576
Landa Series 503 8th Street South	6,685	2,478
Landa Series 503 East Robinson Street	7,718	2,988
Landa Series 580 Dorothy Street	10,672	3,887
Landa Series 5844 Willow Crest Drive	11,399	4,239
Landa Series 650 Willow Bend Lane	8,361	3,168
Landa Series 6716 Mopsy Lane	10,569	3,841
Landa Series 6820 66th Street South	8,374	3,085
Landa Series 7817 3rd Avenue South	4,785	1,933
Landa Series 8048 Old Plank Road	15,156	5,537
Landa Series 808 Home Trail	14,819	3,640
Landa Series 8990 Doris Lane	5,452	2,004
Landa Series 913 2nd Street	7,067	2,858
Landa Series 2150 Tishamingo Drive	8,430	3,125
Total Interest Expenses	$340,639	$140,767

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors for the six months ended June 30, 2024 and 2023, the Series generated an aggregate net income (loss) of $334,191 and $(94,737) respectively. The following table summarizes net income/(loss) for each Series:

	Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$2,951	$2,657
Landa Series 3192 Lake Monroe Road	(378)	(1,457)
Landa Series 45 Robertford Drive	(10,276)	2,182
Landa Series 4085 Springvale Way	(2,570)	2,409
Landa Series 126 Wildwood Road	(1,779)	1,175
Landa Series 2174 Scarbrough Road	303	1,249
Landa Series 153 Spring Valley Circle	1,365	972
Landa Series 137 Spring Valley Circle	(4,591)	818
Landa Series 1096 Vincent Drive	(10,507)	(5,009)
Landa Series 1120 9th Court	(5,068)	(1,997)
Landa Series 113 Hughes Avenue	(19,686)	(4,867)
Landa Series 1434 Shirley Drive	(10,703)	(3,799)
Landa Series 1625 W McFarland Avenue	(15,558)	(3,474)
Landa Series 1713 Alfen Street	(2,629)	(1,948)
Landa Series 1744 Mountain Drive	(4,442)	(3,645)
Landa Series 179 Poplar Springs Drive	(3,683)	(1,916)
Landa Series 200 15th Court Northwest	(2,558)	(2,524)
Landa Series 235 Celery Avenue North	(9,397)	(3,467)
Landa Series 28 E Hammon Drive	(13,280)	(3,058)
Landa Series 301 Woodstream Drive	(16,165)	(3,467)
Landa Series 3029 Cedaridge Drive	(25,374)	(6,656)
Landa Series 340 17th Avenue Northwest	(5,294)	(1,922)
Landa Series 4037 Stone Drive	(13,503)	(3,680)
Landa Series 4126 Oriely Drive West	(15,109)	(2,666)
Landa Series 4464 Willow Street	(7,530)	(4,531)
Landa Series 4601 Sylvaner Lane	(17,060)	(4,583)
Landa Series 503 8th Street South	(9,410)	(1,807)
Landa Series 503 East Robinson Street	(5,513)	(2,492)
Landa Series 580 Dorothy Street	(7,908)	(3,051)
Landa Series 5844 Willow Crest Drive	(11,529)	(6,053)
Landa Series 650 Willow Bend Lane	(9,427)	(2,183)
Landa Series 6716 Mopsy Lane	(7,188)	(3,443)
Landa Series 6820 66th Street South	(6,693)	(2,362)
Landa Series 7817 3rd Avenue South	(7,510)	(3,719)
Landa Series 8048 Old Plank Road	(18,605)	(7,385)
Landa Series 808 Home Trail	(20,105)	(3,622)
Landa Series 8990 Doris Lane	(2,362)	(657)
Landa Series 913 2nd Street	(6,255)	(1,860)
Landa Series 2150 Tishamingo Drive	(9,164)	(2,899)
Total Net Income/(Loss)	$(334,191)	$(94,737)

Liquidity and Capital Resources

The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which the Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

Cash Balances

As of June 30, 2024, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2024 and December 31, 2023, the Series in the aggregate had $ 188,234 and $104,211 on hand, respectively.

The following table summarizes the cash and restricted cash by Series:

	Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$22,274	$8,369
Landa Series 3192 Lake Monroe Road	7,533	5,638
Landa Series 45 Robertford Drive	31	25
Landa Series 4085 Springvale Way	7,678	6,112
Landa Series 126 Wildwood Road	11,948	3,870
Landa Series 2174 Scarbrough Road	11,379	5,481
Landa Series 153 Spring Valley Circle	16,807	4,623
Landa Series 137 Spring Valley Circle	4,115	2,932
Landa Series 1096 Vincent Drive	4,860	2,218
Landa Series 1120 9th Court	4,102	1,712
Landa Series 113 Hughes Avenue	180	42
Landa Series 1434 Shirley Drive	4,389	6,178
Landa Series 1625 W McFarland Avenue	239	3,650
Landa Series 1713 Alfen Street	6,751	3,595
Landa Series 1744 Mountain Drive	3,266	1,155
Landa Series 179 Poplar Springs Drive	3,666	2,163
Landa Series 200 15th Court Northwest	5,260	2,075
Landa Series 235 Celery Avenue North	8,911	7,889
Landa Series 28 E Hammon Drive	3,295	5,499
Landa Series 301 Woodstream Drive	-	22
Landa Series 3029 Cedaridge Drive	-	114
Landa Series 340 17th Avenue Northwest	6,025	3,822
Landa Series 4037 Stone Drive	76	49
Landa Series 4126 Oriely Drive West	-	1,466
Landa Series 4464 Willow Street	3,425	327
Landa Series 4601 Sylvaner Lane	1,567	3,548
Landa Series 503 8th Street South	49	49
Landa Series 503 East Robinson Street	5,215	4,176
Landa Series 580 Dorothy Street	8,502	2,247
Landa Series 5844 Willow Crest Drive	1,438	2,277
Landa Series 650 Willow Bend Lane	1,383	3,276
Landa Series 6716 Mopsy Lane	4,443	137
Landa Series 6820 66th Street South	15,748	1,515
Landa Series 7817 3rd Avenue South	32	32
Landa Series 8048 Old Plank Road	31	31
Landa Series 808 Home Trail	22	22
Landa Series 8990 Doris Lane	6,248	4,664
Landa Series 913 2nd Street	5,506	748
Landa Series 2150 Tishamingo Drive	1,841	2,463
Cash Balances	$188,234	$104,211

The following table summarizes Restricted Cash balances* by Series:

Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$-	$-
Landa Series 3192 Lake Monroe Road	-	-
Landa Series 45 Robertford Drive	-	-
Landa Series 4085 Springvale Way	-	-
Landa Series 126 Wildwood Road	-	-
Landa Series 2174 Scarbrough Road	-	-
Landa Series 153 Spring Valley Circle	-	-
Landa Series 137 Spring Valley Circle	-	-
Landa Series 1096 Vincent Drive	-	-
Landa Series 1120 9th Court	-	-
Landa Series 113 Hughes Avenue	-	-
Landa Series 1434 Shirley Drive	156	156
Landa Series 1625 W McFarland Avenue	-	-
Landa Series 1713 Alfen Street	-	-
Landa Series 1744 Mountain Drive	-	-
Landa Series 179 Poplar Springs Drive	-	-
Landa Series 200 15th Court Northwest	-	-
Landa Series 235 Celery Avenue North	-	-
Landa Series 28 E Hammon Drive	1,985	-
Landa Series 301 Woodstream Drive	-	-
Landa Series 3029 Cedaridge Drive	2,300	2,300
Landa Series 340 17th Avenue Northwest	-	-
Landa Series 4037 Stone Drive	-	-
Landa Series 4126 Oriely Drive West	768	1,600
Landa Series 4464 Willow Street	-	-
Landa Series 4601 Sylvaner Lane	-	-
Landa Series 503 8th Street South	-	-
Landa Series 503 East Robinson Street	-	-
Landa Series 580 Dorothy Street	1,590	1,590
Landa Series 5844 Willow Crest Drive	-	-
Landa Series 650 Willow Bend Lane	-	-
Landa Series 6716 Mopsy Lane	1,500	1,500
Landa Series 6820 66th Street South	-	-
Landa Series 7817 3rd Avenue South	-	-
Landa Series 8048 Old Plank Road	-	-
Landa Series 808 Home Trail	-	-
Landa Series 8990 Doris Lane	-	-
Landa Series 913 2nd Street	1,025	1,025
Landa Series 2150 Tishamingo Drive	-	-
Restricted Cash Balances	$9,324	$8,171

*The state law of North Carolina and Florida requires the Series to hold tenant deposits in a separate account. The tenant deposits here are therefore classified as restricted cash.

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

The following table sets forth the net amounts as of June 30, 2024:

Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount(3)
Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$54
Landa Series 3192 Lake Monroe Road	$168,519	4.50%	07/28/2021	$28
Landa Series 45 Robertford Drive	$273,676	4.50%	07/28/2021	$-
Landa Series 4085 Springvale Way	$245,767	4.50%	07/01/2021	$-
Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$-
Landa Series 2174 Scarbrough Road	$183,204	4.50%	07/28/2021	$3,757
Landa Series 153 Spring Valley Circle	$176,953	4.50%	07/28/2021	$404
Landa Series 137 Spring Valley Circle	$201,557	4.50%	07/28/2021	$137
Landa Series 1096 Vincent Drive	$315,357	4.50%	04/28/2023	$64,040
Landa Series 1120 9th Court	$187,510	4.50%	04/28/2023	$65,216
Landa Series 113 Hughes Avenue	$325,957	4.50%	04/28/2023	$108,330
Landa Series 1434 Shirley Drive	$268,554	4.50%	04/28/2023	$48,222
Landa Series 1625 W McFarland Avenue	$275,109	4.50%	04/28/2023	$62,398
Landa Series 1713 Alfen Street	$182,221	4.50%	04/28/2023	$-
Landa Series 1744 Mountain Drive	$188,821	4.50%	04/28/2023	$90,357
Landa Series 179 Poplar Springs Drive	$178,994	4.50%	04/28/2023	$55,180
Landa Series 200 15th Court Northwest	$168,568	4.50%	04/28/2023	$14,905
Landa Series 235 Celery Avenue North	$280,599	4.50%	04/28/2023	$56,047
Landa Series 28 E Hammon Drive	$271,393	4.50%	04/28/2023	$74,034
Landa Series 301 Woodstream Drive	$290,432	4.50%	04/28/2023	$107,420
Landa Series 3029 Cedaridge Drive	$393,284	4.50%	04/28/2023	$82,562
Landa Series 340 17th Avenue Northwest	$189,141	4.50%	04/28/2023	$11,093
Landa Series 4037 Stone Drive	$228,364	4.50%	04/28/2023	$81,253
Landa Series 4126 Oriely Drive West	$251,465	4.50%	05/19/2023	$60,283
Landa Series 4464 Willow Street	$243,829	4.50%	04/28/2023	$51,977
Landa Series 4601 Sylvaner Lane	$345,886	4.50%	04/28/2023	$94,554
Landa Series 503 8th Street South	$156,106	4.50%	04/28/2023	$57,153
Landa Series 503 East Robinson Street	$184,476	4.50%	04/28/2023	$46,303
Landa Series 580 Dorothy Street	$241,252	4.50%	04/28/2023	$75,305
Landa Series 5844 Willow Crest Drive	$254,760	4.50%	04/28/2023	$76,733
Landa Series 650 Willow Bend Lane	$184,132	4.50%	04/28/2023	$41,767
Landa Series 6716 Mopsy Lane	$237,362	4.50%	04/28/2023	$79,846
Landa Series 6820 66th Street South	$194,505	4.50%	04/28/2023	$74,567
Landa Series 7817 3rd Avenue South	$135,983	4.50%	04/28/2023	$2,948
Landa Series 8048 Old Plank Road	$299,140	4.50%	04/28/2023	$64,325
Landa Series 808 Home Trail	$322,459	4.50%	05/19/2023	$107,233
Landa Series 8990 Doris Lane	$136,785	4.50%	04/28/2023	$12,613
Landa Series 913 2nd Street	$176,271	4.50%	04/28/2023	$13,055
Landa Series 2150 Tishamingo Drive	$224,318	4.50%	04/28/2023	$114,812
				$1,898,912

(1)	The principal amount is due and payable by the Series within 30 days after demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	Each Acquisition Note was entered into on the date set forth in the table above. Interest began to accrue on the Acquisition Notes when title to the Property was transferred to the Series.

(3)	The Current Outstanding Amount as of June 30, 2024.

Refinance Notes (Mortgages)

The following table sets forth the terms and the net amounts of the Refinance Notes as of June 30, 2024.

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Current Outstanding Amount	Monthly Mortgage Interest Expense
Landa Series 303 Kellys Walk	$132,080	4.80%	12/08/2021	01/01/2027	$132,144	529
Landa Series 3192 Lake Monroe Road	$108,750	4.80%	12/08/2021	01/01/2027	$108,594	434
Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	01/01/2027	$180,750	723
Landa Series 4085 Springvale Way	$157,500	4.80%	12/08/2021	01/01/2027	$132,080	528
Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	01/01/2027	$116,250	465
Landa Series 2174 Scarbrough Road	$122,250	4.80%	12/08/2021	01/01/2027	$116,250	465
Landa Series 153 Spring Valley Circle	$116,250	4.80%	12/08/2021	01/01/2027	$116,265	465
Landa Series 137 Spring Valley Circle	$122,500	4.80%	12/08/2021	01/01/2027	$108,750	435
Total Refinance Note	$1,056,330				$1,011,083	$4,044

(1)	The payment schedule for this Loan requires that on the Maturity Date, Borrower make a balloon payment of all unpaid principal, interest, charges, fees, costs and any other unpaid amounts.

Bridge Notes

Bridge Notes represent the short term high interest secured financing obtained from certain third party lenders by a Series in order to facilitate transfer of title from Landa Properties to the Series in the event of traditional long term financing being unavailable (see “Refinance Note”).

The following table sets forth the terms and the net amounts of the Bridge Notes as of June 30, 2024.

Series	Principal Amount (1)	Annual Interest Rate	Loan Date (2)	Maturity Date	Current Outstanding Amount (3)
Landa Series 1096 Vincent Drive	$210,250	12.50%	04/28/2023	12/31/2025	$210,250
Landa Series 1120 9th Court	$94,250	12.50%	04/28/2023	12/31/2025	$94,250
Landa Series 113 Hughes Avenue	$201,550	12.50%	04/28/2023	12/31/2025	$201,550
Landa Series 1434 Shirley Drive	$156,600	12.50%	04/28/2023	12/31/2025	$156,600
Landa Series 1625 W McFarland Avenue	$175,450	12.50%	04/28/2023	12/31/2025	$175,450
Landa Series 1713 Alfen Street	$112,375	12.50%	04/28/2023	12/31/2025	$112,375
Landa Series 1744 Mountain Drive	$87,000	12.50%	04/28/2023	12/31/2025	$87,000
Landa Series 179 Poplar Springs Drive	$98,238	12.50%	04/28/2023	12/31/2025	$98,238
Landa Series 200 15th Court Northwest	$82,650	12.50%	04/28/2023	12/31/2025	$82,650
Landa Series 235 Celery Avenue North	$184,875	12.50%	04/28/2023	12/31/2025	$184,875
Landa Series 28 E Hammon Drive	$155,875	12.50%	04/28/2023	12/31/2025	$155,875
Landa Series 301 Woodstream Drive	$160,950	12.50%	04/28/2023	12/31/2025	$160,950
Landa Series 3029 Cedaridge Drive	$250,850	12.50%	04/28/2023	12/31/2025	$250,850
Landa Series 340 17th Avenue Northwest	$100,050	12.50%	04/28/2023	12/31/2025	$100,050
Landa Series 4037 Stone Drive	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 4126 Oriely Drive West	$167,610	12.50%	05/19/2023	12/31/2025	$167,610
Landa Series 4464 Willow Street	$177,625	12.50%	04/28/2023	12/31/2025	$177,625
Landa Series 4601 Sylvaner Lane	$205,900	12.50%	04/28/2023	12/31/2025	$205,900
Landa Series 503 8th Street South	$87,000	12.50%	04/28/2023	12/31/2025	$87,000
Landa Series 503 East Robinson Street	$107,300	12.50%	04/28/2023	12/31/2025	$107,300
Landa Series 580 Dorothy Street	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 5844 Willow Crest Drive	$155,875	12.50%	04/28/2023	12/31/2025	$155,875
Landa Series 650 Willow Bend Lane	$119,625	12.50%	04/28/2023	12/31/2025	$119,625
Landa Series 6716 Mopsy Lane	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 6820 66th Street South	$108,025	12.50%	04/28/2023	12/31/2025	$108,025
Landa Series 7817 3rd Avenue South	$76,125	12.50%	04/28/2023	12/31/2025	$76,125
Landa Series 8048 Old Plank Road	$221,125	12.50%	04/28/2023	12/31/2025	$221,125
Landa Series 808 Home Trail	$200,075	12.50%	05/19/2023	12/31/2025	$200,075
Landa Series 8990 Doris Lane	$83,375	12.50%	04/28/2023	12/31/2025	$83,375
Landa Series 913 2nd Street	$108,750	12.50%	04/28/2023	12/31/2025	$108,750
Landa Series 2150 Tishamingo Drive	$94,250	12.50%	04/28/2023	12/31/2025	$94,250
	$4,396,873				$4,396,873

See Item 2. Other Information for information regarding potential defaults alleged by the lenders with respect to the Series that are subject to Bridge Loans and agreements with the Manager that could result in foreclosure of the properties subject to such Bridge Loans and replacement of the Manager by the lenders.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective December 8, 2021.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Special Servicing of Non-Performing Properties & Liquidation: Each Series will reimburse the Manager for any out-of-pocket expenses in connection with the special servicing of non-performing Properties and the liquidation of Properties.

Interest in standing cash: The manager shall be entitled to receive interest payments from the banking partner with respect to the standing cash balances

Legal, Maintenance & Construction Fee: The Manager may provide legal services to the Series in the course of its business such as required in the process of evicting a tenant, recovering rents in arrears, legal support fees for reaching a settlement with the delinquent tenant etc. The Manager may perform repairs, cleaning, painting, decorations and alterations, for example electrical, plumbing, carpentry, masonry, and such other routine repairs as are necessary or reasonably appropriate in the course of maintenance of the Property (subject to the limitations of this Agreement). The Manager will charge the Series a fee for such services provided at market rate.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain not-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this standard as of January 1, 2022. The adoption of this standard did not impact the Company's financial reporting and disclosure as all of the Company's leases are twelve months or less and have no escalations in rental income.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's financial statements, but did change how the allowance for credit losses is determined.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of this accounting standard on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined and combining financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 10, Subsequent Events, in our financial statements.

Item 2. Other Information

Notice of Default

Certain Series, as listed below, entered into bridge loan agreements dated April 28, 2023, as amended (“Bridge Loans”), with the L Finance LLC as lender (“L Finance”). See Item 2. Loans – Bridge Notes. These Bridge Loans are mortgages on such Series properties and were entered into to refinance the prior mortgages that became due. In addition, the Manager had entered into a financing agreement with Viola GL (“GL”), dated August 19, 2021 (“Agreement”), as amended, for financing its operations and for the benefit of the Series. (each of L Finance and GL a “Lender” and collectively, the “Lenders”) The Agreement provide that upon a default by the Manager, GL has, among other rights, the right to replace the Manager with a substitute manager of GL's choosing with respect to all of the Series. On October 29, 2024, the Lenders issued a notice to these Series and the Manager alleging that they were in default under the Bridge Loans and the Agreement.

The following Series are subject to the Bridge Loans with L Finance (“Borrower Series”).

Landa App 2 LLC - 1434 Shirley Drive Lakeland Florida LLC

Landa App 2 LLC - 1096 Vincent Drive Mount Dora Florida LLC

Landa App 2 LLC - 1120 9th Court Pleasant Grove Alabama LLC

Landa App 2 LLC - 8048 Old Plank Road Jacksonville Florida LLC

Landa App 2 LLC - 580 Dorothy Street Bartow Florida LLC

Landa App 2 LLC - 340 17th Avenue Northwest Center Point Alabama LLC

Landa App 2 LLC - 301 Woodstream Drive Gastonia North Carolina LLC

Landa App 2 LLC - 1713 Alfen Street Jacksonville Florida LLC

Landa App 2 LLC - 1744 Mountain Drive Birmingham Alabama LLC

Landa App 2 LLC - 200 15th Court Northwest Center Point Alabama LLC

Landa App 2 LLC - 503 8th Street South Bessemer Alabama LLC

Landa App 2 LLC - 5844 Willow Crest Drive Pinson Alabama LLC

Landa App 2 LLC - 4601 Sylvaner Lane Birmingham Alabama LLC

Landa App 2 LLC - 913 2nd Street Kings Mountain North Carolina LLC

Landa App 2 LLC - 2150 Tishamingo Drive Birmingham Alabama LLC

Landa App 2 LLC - 503 East Robinson Street Dallas North Carolina LLC

Landa App 2 LLC - 650 Willow Bend Lane Bessemer Alabama LLC

Landa App 2 LLC - 28 E Hammon Drive Apopka Florida LLC

Landa App 2 LLC - 4464 Willow Street Gardendale Alabama LLC

Landa App 2 LLC - 113 Hughes Avenue Sanford Florida LLC

Landa App 2 LLC - 6820 66th Street South Birmingham Alabama LLC

Landa App 2 LLC - 3029 Cedaridge Drive Tampa Florida LLC

Landa App 2 LLC - 808 Home Trail Gastonia North Carolina LLC

Landa App 2 LLC - 4126 Oriely Drive West Jacksonville Florida LLC

Landa App 2 LLC - 4037 Stone Drive Bessemer Alabama LLC

Landa App 2 LLC - 235 Celery Avenue North Jacksonville Florida LLC

Landa App 2 LLC - 179 Poplar Springs Drive Sylvan Springs Alabama LLC

Landa App 2 LLC - 8990 Doris Lane Jacksonville Florida LLC

Landa App 2 LLC - 6716 Mopsy Lane Jacksonville Florida LLC

Landa App 2 LLC - 7817 3rd Avenue South Birmingham Alabama LLC

Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia North Carolina LLC

In their notice, the Lenders claimed that the default has entitled them to foreclose on the Borrower Series properties and exercise managerial control over the Series and direct its operations.

The Manager is disputing that a default has occurred and believes that the Lenders are not entitled to replace the Manager and assume control of the Series under the Agreement, nor foreclose on the properties that are subject to the Bridge Loans and the Agreement.

The Manager is currently in negotiation with the Lenders. If the Manager is unable to reach a settlement or the Lenders otherwise do not waive the default, the Lenders may take the following actions:

●	Accelerate all amounts due under the Bridge Loans. As a result, the Lenders may be entitled to foreclose on each of the Borrower Series' Properties and force its sale to recover unpaid amounts under the Bridge Loans, which would likely result in a significant loss to investors of the Borrower Series. See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” in the Company's Offering Statement here.

●	Foreclose on the Manager's interest in all the Series and assume control of the Manager's operations and assume the Manager's role as manager of all the Series, even if a particular Series is not in default. This action could significantly impact the Series' management and investment outcomes. See “ Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment” in the Company's Offering Statement here

Item 3. Financial Statements

Index to the Unaudited Financial Statements of Landa App 2 LLC
Combined and Combining Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-2
Combined and Combining Statement of Operations (Unaudited) for the six months ended June 30, 2024 and June 30, 2023	F-16
Combined and Combining Statement of Members’ Equity (Unaudited) for the six months ended June 30, 2024 and June 30, 2023	F-30
Combined and Combing Statement of Cash Flows (Unaudited) for the six months ended June 30, 2024 and June 30, 2023	F-37
Notes to the Financial Statements as of June 30, 2024	F-51

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$-	$-	$11,948	$3,870	$4,115	$2,932
Restricted cash	-	-	-	-	-	-
Escrow	-	-	386	386	443	443
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	6,657	6,657	1,426	1,426
Investments in single-family residential properties, net of depreciation	-	-	166,424	169,432	166,090	169,081

Total Assets	$-	$-	$185,415	$180,345	$172,074	$173,882

Liabilities
Due to related party	$-	$-	$12,691	$6,543	$8,505	$6,652
Other liabilities	-	-	1,609	-	1,615	-
Security deposit	-	-	1,400	1,400	1,325	1,325
Acquisition note payable	-	-	-	-	137	137
Bridge note payable	-	-	-	-	-	-
Mortgage payable	-	-	116,250	116,250	108,750	108,750

Total Liabilities	-	-	131,950	124,193	120,332	116,864

Members’ equity	-	-	53,465	56,152	51,742	57,018

Total Liabilities and Members’ Equity	$-	$-	$185,415	$180,345	$172,074	$173,882

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$16,807	$4,623	$11,379	$5,481	$22,274	$8,369
Restricted cash	-	-	-	-	-	-
Escrow	478	478	742	472	2,126	2,126
Accounts receivable	-	-	-	-	-	-
Due from related party	6,921	6,921	5,271	5,271	56,374	56,374
Investments in single-family residential properties, net of depreciation	172,166	175,267	157,788	160,631	164,210	167,174

Total Assets	$196,372	$187,289	$175,180	$172,125	$244,983	$234,043

Liabilities
Due to related party	$7,291	$403	$1,184	$567	$11,750	$2,126
Other liabilities	2,757	-	2,742	-	7,611	4,577
Security deposit	1,675	1,675	3,100	1,550	-	2,050
Acquisition note payable	404	404	3,757	3,757	54	54
Bridge note payable	-	-	-	-	-	-
Mortgage payable	116,265	116,265	116,250	116,250	132,144	132,144

Total Liabilities	128,392	118,747	127,033	122,124	151,559	140,951

Members’ equity	67,980	68,542	48,147	50,001	93,424	93,092

Total Liabilities and Members’ Equity	$196,372	$187,289	$175,180	$172,125	$244,983	$234,043

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$7,533	$5,638	$7,678	$6,112	$31	$25
Restricted cash	-	-	-	-	-	-
Escrow	94	94	400	400	830	830
Accounts receivable	-	-	-	-	-	-
Due from related party	8,260	8,260	6,669	6,669	8,476	8,476
Investments in single-family residential properties, net of depreciation	144,106	146,702	222,202	226,206	238,654	242,951

Total Assets	$159,993	$160,694	$236,949	$239,387	$247,991	$252,282

Liabilities
Due to related party	$1,184	$954	$471	$233	$8,494	$4,041
Other liabilities	2,482	1,076	4,339	2,238	3,005	1,473
Security deposit	1,425	1,425	1,875	1,875	2,099	2,099
Acquisition note payable	28	28	-	-	-	-
Bridge note payable	-	-	-	-	-	-
Mortgage payable	108,594	108,594	132,080	132,080	180,750	180,750

Total Liabilities	113,713	112,077	138,765	136,426	194,348	188,363

Members’ equity	46,280	48,617	98,184	102,961	53,643	63,919

Total Liabilities and Members’ Equity	$159,993	$160,694	$236,949	$239,387	$247,991	$252,282

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1096 Vincent Drive		Landa Series 1120 9th Court		Landa Series 113 Hughes Avenue
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$4,860	$2,218	$4,102	$1,712	$180	$42
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	7,976	7,976	44,000	2,400	22,730	22,730
Investments in single-family residential properties, net of depreciation	286,593	291,040	186,586	183,138	283,681	288,033

Total Assets	$299,429	$301,234	$234,688	$187,250	$306,590	$310,805

Liabilities and members’ equity (deficit)
Due to related party	$20,857	$11,019	$64,934	$12,303	$38,597	$23,742
Other liabilities	818	-	20	-	617	-
Security deposit	-	-	1,125	1,125	-	-
Acquisition note payable	64,040	74,983	65,216	68,356	108,330	111,069
Bridge note payable	210,250	210,250	94,250	94,250	201,550	201,550
Mortgage payable	-	-	-	-	-	-

Total Liabilities	295,965	296,252	225,545	176,034	349,094	336,361

Members’ equity (deficit)	3,464	4,982	9,143	11,216	(42,504)	(25,556)

Total Liabilities and Members’ Equity	$299,429	$301,234	$234,688	$187,250	$306,590	$310,805

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1434 Shirley Drive		Landa Series 1625 W McFarland Avenue		Landa Series 1713 Alfen Street
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$4,389	$6,178	$239	$3,650	$6,751	$3,595
Restricted cash	156	156	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	33,066	33,066	4,497	4,497	18,855	18,855
Investments in single-family residential properties, net of depreciation	219,055	222,528	253,165	257,080	160,812	163,307

Total Assets	$256,666	$261,928	$257,901	$265,227	$186,418	$185,757

Liabilities and members’ equity (deficit)
Due to related party	$16,153	$8,939	$21,726	$13,067	$13,105	$7,714
Other liabilities	494	-	288	-	311	-
Security deposit	156	156	-	-	-	-
Acquisition note payable	48,222	59,485	62,398	66,742	-	-
Bridge note payable	156,600	156,600	175,450	175,450	112,375	112,375
Mortgage payable	-	-	-	-	-	-

Total Liabilities	221,625	225,180	259,862	255,259	125,791	120,089

Members’ equity (deficit)	35,041	36,748	(1,961)	9,968	60,627	65,668

Total Liabilities and Members’ Equity	$256,666	$261,928	$257,901	$265,227	$186,418	$185,757

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1744 Mountain Drive		Landa Series 179 Poplar Springs Drive		Landa Series 200 15th Court Northwest
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$3,266	$1,155	$3,666	$2,163	$5,260	$2,075
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	6,626	6,626	22,337	22,337	17,265	17,265
Investments in single-family residential properties, net of depreciation	169,594	172,313	146,069	148,373	140,877	143,119

Total Assets	$179,486	$180,094	$172,072	$172,873	$163,402	$162,459

Liabilities and members’ equity (deficit)
Due to related party	$12,664	$8,383	$12,384	$7,823	$10,231	$5,751
Other liabilities	72	-	11	-	47	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	90,357	91,483	55,180	59,949	14,905	28,426
Bridge note payable	87,000	87,000	98,238	98,238	82,650	82,650
Mortgage payable	-	-	-	-	-	-

Total Liabilities	190,093	186,866	165,813	166,010	107,833	116,827

Members’ equity (deficit)	(10,607)	(6,772)	6,259	6,863	55,569	45,632

Total Liabilities and Members’ Equity	$179,486	$180,094	$172,072	$172,873	$163,402	$162,459

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 2150 Tishamingo Drive		Landa Series 235 Celery Avenue North		Landa Series 28 E Hammon Drive
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$1,841	$2,463	$8,911	$7,889	$3,295	$5,499
Restricted cash	-	-	-	-	1,985	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	8,511	8,511	11,151	11,151
Investments in single-family residential properties, net of depreciation	220,102	223,785	253,443	257,417	241,992	245,802

Total Assets	$221,943	$226,248	$270,865	$273,817	$258,423	$262,452

Liabilities and members’ equity (deficit)
Due to related party	$23,001	$18,275	$22,153	$13,517	$16,659	$8,491
Other liabilities	284	-	173	-	146	-
Security deposit	-	-	-	-	1,985	-
Acquisition note payable	114,812	115,727	56,047	62,540	74,034	79,752
Bridge note payable	94,250	94,250	184,875	184,875	155,875	155,875
Mortgage payable	-	-	-	-	-	-

Total Liabilities	232,347	228,252	263,248	260,932	248,699	244,118

Members’ equity (deficit)	(10,404)	(2,004)	7,617	12,885	9,724	18,334

Total Liabilities and Members’ Equity	$221,943	$226,248	$270,865	$273,817	$258,423	$262,452

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 301 Woodstream Drive		Landa Series 3029 Cedaridge Drive		Landa Series 340 17th Avenue Northwest
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$-	$22	$-	$114	$6,025	$3,822
Restricted cash	-	-	2,300	2,300	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	11,724	11,724	8,898	8,898	-	-
Investments in single-family residential properties, net of depreciation	259,742	263,850	358,988	364,512	182,930	185,932

Total Assets	$271,466	$275,596	$370,186	$375,824	$188,955	$189,754

Liabilities and members’ equity (deficit)
Due to related party	$20,981	$9,319	$37,866	$17,793	$17,182	$11,685
Other liabilities	233	-	955	-	132	-
Security deposit	-	-	2,300	2,300	-	-
Acquisition note payable	107,420	108,879	82,562	94,175	11,093	11,093
Bridge note payable	160,950	160,950	250,850	250,850	100,050	100,050
Mortgage payable	-	-	-	-	-	-

Total Liabilities	289,583	279,148	374,533	365,118	128,457	122,828

Members’ equity (deficit)	(18,118)	(3,552)	(4,347)	10,706	60,498	66,926

Total Liabilities and Members’ Equity	$271,466	$275,596	$370,186	$375,824	$188,955	$189,754

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 4037 Stone Drive		Landa Series 4126 Oriely Drive West		Landa Series 4464 Willow Street
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$76	$49	$-	$1,466	$3,425	$327
Restricted cash	-	-	768	1,600	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	27,811	27,811	10,000	10,000	16,884	16,884
Investments in single-family residential properties, net of depreciation	187,552	190,440	228,766	232,260	213,111	216,394

Total Assets	$215,439	$218,300	$239,533	$245,326	$233,420	$233,605

Liabilities and members’ equity (deficit)
Due to related party	$23,595	$13,200	$24,450	$14,431	$22,336	$14,230
Other liabilities	247	-	397	-	160	-
Security deposit	-	-	768	1,600	-	-
Acquisition note payable	81,253	81,299	60,283	61,498	51,977	56,064
Bridge note payable	137,750	137,750	167,610	167,610	177,625	177,625
Mortgage payable	-	-	-	-	-	-

Total Liabilities	242,845	232,249	253,508	245,139	252,098	247,919

Members’ equity (deficit)	(27,406)	(13,949)	(13,975)	187	(18,678)	(14,314)

Total Liabilities and Members’ Equity	$215,439	$218,300	$239,533	$245,326	$233,420	$233,605

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 4601 Sylvaner Lane		Landa Series 503 8th Street South		Landa Series 503 East Robinson Street
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$1,567	$3,548	$49	$49	$5,215	$4,176
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	7,382	7,382	-	-	7,723	7,723
Investments in single-family residential properties, net of depreciation	316,553	321,490	146,176	148,506	165,397	168,027

Total Assets	$325,502	$332,420	$146,225	$148,555	$178,335	$179,926

Liabilities and members’ equity (deficit)
Due to related party	$27,170	$16,403	$17,479	$10,680	$12,442	$7,387
Other liabilities	216	-	275	-	104	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	94,554	99,987	57,153	58,296	46,303	51,629
Bridge note payable	205,900	205,900	87,000	87,000	107,300	107,300
Mortgage payable	-	-	-	-	-	-

Total Liabilities	327,840	322,290	161,913	155,976	166,149	166,316

Members’ equity (deficit)	(2,338)	10,130	(15,688)	(7,421)	12,186	13,610

Total Liabilities and Members’ Equity	$325,502	$332,420	$146,225	$148,555	$178,335	$179,926

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 580 Dorothy Street		Landa Series 5844 Willow Crest Drive		Landa Series 650 Willow Bend Lane
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$8,502	$2,247	$1,438	$2,277	$1,383	$3,276
Restricted cash	1,590	1,590	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	1,574	1,574	16,836	16,836
Investments in single-family residential properties, net of depreciation	302,696	241,741	236,163	239,885	156,357	158,809

Total Assets	$312,788	$245,578	$239,175	$243,736	$174,576	$178,921

Liabilities and members’ equity (deficit)
Due to related party	$100,591	$24,497	$19,966	$12,017	$13,724	$8,247
Other liabilities	41	-	162	-	104	-
Security deposit	1,590	1,590	-	-	1,110	1,110
Acquisition note payable	75,305	78,976	76,733	78,904	41,767	43,513
Bridge note payable	137,750	137,750	155,875	155,875	119,625	119,625
Mortgage payable	-	-	-	-	-	-

Total Liabilities	315,277	242,813	252,736	246,796	176,330	172,495

Members’ equity (deficit)	(2,489)	2,765	(13,561)	(3,060)	(1,754)	6,426

Total Liabilities and Members’ Equity	$312,788	$245,578	$239,175	$243,736	$174,576	$178,921

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 6716 Mopsy Lane		Landa Series 6820 66th Street South		Landa Series 7817 3rd Avenue South
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$4,443	$137	$15,748	$1,515	$32	$32
Restricted cash	1,500	1,500	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	10,843	10,843	20,426	20,426	-	-
Investments in single-family residential properties, net of depreciation	220,048	216,175	162,945	165,480	156,281	158,858

Total Assets	$236,834	$228,655	$199,119	$187,421	$156,313	$158,890

Liabilities and members’ equity (deficit)
Due to related party	$29,001	$13,821	$15,815	$9,356	$44,775	$39,990
Other liabilities	7,807	7,325	167	-	148	-
Security deposit	1,500	1,500	-	-	-	-
Acquisition note payable	79,846	81,409	74,567	74,567	2,948	2,948
Bridge note payable	137,750	137,750	108,025	108,025	76,125	76,125
Mortgage payable	-	-	-	-	-	-

Total Liabilities	255,904	241,805	198,574	191,948	123,996	119,063

Members’ equity (deficit)	(19,070)	(13,150)	545	(4,527)	32,317	39,827

Total Liabilities and Members’ Equity	$236,834	$228,655	$199,119	$187,421	$156,313	$158,890

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8048 Old Plank Road		Landa Series 808 Home Trail		Landa Series 8990 Doris Lane
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$31	$31	$22	$22	$6,248	$4,664
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	73,679	73,679	-	-	5,396	5,396
Investments in single-family residential properties, net of depreciation	210,463	213,764	319,975	325,070	122,592	124,572

Total Assets	$284,173	$287,474	$319,997	$325,092	$134,236	$134,632

Liabilities and members’ equity (deficit)
Due to related party	$44,164	$29,008	$57,838	$43,019	$9,036	$5,089
Other liabilities	148	-	191	-	215	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	64,325	65,175	107,233	108,045	12,613	12,613
Bridge note payable	221,125	221,125	200,075	200,075	83,375	83,375
Mortgage payable	-	-	-	-	-	-

Total Liabilities	329,762	315,308	365,337	351,139	105,239	101,077

Members’ equity (deficit)	(45,589)	(27,834)	(45,340)	(26,047)	28,997	33,555

Total Liabilities and Members’ Equity	$284,173	$287,474	$319,997	$325,092	$134,236	$134,632

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 913 2nd Street		Total Combined Balance Sheets
	Unaudited June 30, 2024	December 31, 2023	Unaudited June 30, 2024	December 31, 2023
Assets
Cash	$5,506	$748	$188,234	$104,211
Restricted cash	1,025	1,025	9,324	8,171
Escrow	-	-	5,499	5,499
Accounts receivable	-	-	-	-
Due from related party	-	-	516,244	474,644
Investments in single-family residential properties, net of depreciation	198,224	190,363	8,138,567	8,179,507

Total Assets	$204,755	$192,136	$8,857,867	$8,772,032

Liabilities and members’ equity (deficit)
Due to related party	$49,812	$31,003	$912,262	$491,718
Other liabilities	95	-	41,238	16,689
Security deposit	1,025	1,025	24,458	23,805
Acquisition note payable	13,055	20,682	1,898,912	2,012,644
Bridge note payable	108,750	108,750	4,396,873	4,396,873
Mortgage payable	-	-	1,011,083	1,011,083

Total Liabilities	172,737	161,460	8,284,826	7,952,812

Members’ equity (deficit)	32,018	30,676	573,040	819,220

Total Liabilities and Members’ Equity	$204,755	$192,136	$8,857,867	$8,772,032

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$-	$-	$6,328	$9,195	$3,087	$8,678

Expenses
Management fee	-	-	494	723	235	689
HOA fee	-	-	-	-	-	-
Insurance	-	-	206	206	224	224
Real estate taxes	-	-	1,543	1,286	1,615	1,346
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	-	-	-	-	-
Depreciation expense	-	-	3,008	3,015	2,991	2,991
Interest expense	-	-	2,790	2,790	2,613	2,610
Total expenses	-	-	8,041	8,020	7,678	7,860

Net Income (loss) before provision for income tax	-	-	(1,713)	1,175	(4,591)	818

Provision for income taxes	-	-	66	-	-	-

Net Income (loss)	$-	$-	$(1,779)	$1,175	$(4,591)	$818

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$11,239	$10,050	$9,765	$9,455	$13,506	$11,025

Expenses
Management fee	884	804	781	744	1,080	882
HOA fee	-	-	-	-	42	63
Insurance	215	215	221	221	262	90
Real estate taxes	1,636	1,363	1,930	1,608	1,439	1,199
Utilities	-	200	-	-	-	-
Repairs & maintenance	118	605	-	-	-	-
Depreciation expense	3,101	3,101	2,843	2,843	2,964	2,964
Interest expense	2,799	2,790	2,875	2,790	3,173	3,170
Total expenses	8,753	9,078	8,650	8,206	8,960	8,368

Net Income (loss) before provision for income tax	2,486	972	1,115	1,249	4,546	2,657

Provision for income taxes	1,121	-	812	-	1,595	-

Net Income (loss)	$1,365	$972	$303	$1,249	$2,951	$2,657

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$7,125	$5,600	$7,688	$12,778	$-	$13,444

Expenses
Management fee	570	448	600	1,005	-	1,058
HOA fee	-	-	117	175	-	-
Insurance	196	196	264	264	-	292
Real estate taxes	1,132	943	2,101	1,751	1,532	1,277
Utilities	128	-	-	-	-	-
Repairs & maintenance	-	268	-	-	109	-
Depreciation expense	2,596	2,596	4,004	4,004	4,297	4,297
Interest expense	2,607	2,606	3,171	3,170	4,338	4,338
Total expenses	7,229	7,057	10,257	10,369	10,276	11,262

Net Income (loss) before provision for income tax	(104)	(1,457)	(2,570)	2,409	(10,276)	2,182

Provision for income taxes	274	-	-	-	-	-

Net Income (loss)	$(378)	$(1,457)	$(2,570)	$2,409	$(10,276)	$2,182

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 1096 Vincent Drive		Landa Series 1120 9th Court		Landa Series 113 Hughes Avenue
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$11,750	$4,095	$6,750	$2,190	$1,775	$3,728

Expenses
Management fee	940	328	540	184	142	298
HOA fee	-	-	-	-	-	-
Insurance	1,525	577	333	94	254	576
Real estate taxes	818	682	20	17	617	514
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	400	600	-	1,151	155
Depreciation expense	4,447	1,620	3,002	1,069	4,352	1,581
Interest expense	14,527	5,497	7,323	2,823	14,946	5,471
Total expenses	22,257	9,104	11,818	4,187	21,461	8,595

Net Income (loss) before provision for income tax	(10,507)	(5,009)	(5,068)	(1,997)	(19,686)	(4,867)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(10,507)	$(5,009)	$(5,068)	$(1,997)	$(19,686)	$(4,867)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 1434 Shirley Drive		Landa Series 1625 W McFarland Avenue		Landa Series 1713 Alfen Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$5,700	$3,780	$1,675	$3,150	$8,730	$2,768

Expenses
Management fee	456	302	134	252	698	233
HOA fee	-	-	-	-	-	-
Insurance	1,132	432	603	162	889	340
Real estate taxes	494	412	288	240	311	259
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	960	-	-	-	-
Depreciation expense	3,473	1,267	3,915	1,307	2,495	905
Interest expense	10,847	4,206	12,293	4,663	6,966	2,979
Total expenses	16,403	7,579	17,233	6,624	11,359	4,716

Net Income (loss) before provision for income tax	(10,703)	(3,799)	(15,558)	(3,474)	(2,629)	(1,948)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(10,703)	$(3,799)	$(15,558)	$(3,474)	$(2,629)	$(1,948)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 1744 Mountain Drive		Landa Series 179 Poplar Springs Drive		Landa Series 200 15th Court Northwest
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$6,714	$2,005	$6,900	$1,995	$6,000	$2,100

Expenses
Management fee	537	160	552	160	480	168
HOA fee	-	-	-	-	-	-
Insurance	394	101	357	92	333	163
Real estate taxes	72	60	11	9	47	39
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	1,599	-	-	-	960
Depreciation expense	2,719	990	2,304	838	2,242	816
Interest expense	7,434	2,740	7,360	2,812	5,456	2,478
Total expenses	11,156	5,650	10,583	3,911	8,558	4,624

Net Income (loss) before provision for income tax	(4,442)	(3,645)	(3,683)	(1,916)	(2,558)	(2,524)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(4,442)	$(3,645)	$(3,683)	$(1,916)	$(2,558)	$(2,524)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 2150 Tishamingo Drive		Landa Series 235 Celery Avenue North		Landa Series 28 E Hammon Drive
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$4,070	$2,520	$10,152	$3,740	$3,468	$3,520

Expenses
Management fee	296	202	752	286	277	269
HOA fee	-	-	-	-	-	-
Insurance	381	98	1,248	474	1,165	444
Real estate taxes	284	237	173	144	146	122
Utilities	-	-	500	-	-	-
Repairs & maintenance	160	430	155	-	-	-
Depreciation expense	3,683	1,327	3,974	1,448	3,810	1,391
Interest expense	8,430	3,125	12,747	4,855	11,349	4,352
Total expenses	13,234	5,419	19,549	7,207	16,748	6,578

Net Income (loss) before provision for income tax	(9,164)	(2,899)	(9,397)	(3,467)	(13,280)	(3,058)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(9,164)	$(2,899)	$(9,397)	$(3,467)	$(13,280)	$(3,058)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Landa Series 301 Woodstream Drive		Landa Series 3029 Cedaridge Drive		Landa Series 340 17th Avenue Northwest
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$1,925	$3,234	$4,600	$4,830	$5,250	$2,625

Expenses
Management fee	140	247	368	386	420	210
HOA fee	-	-	-	-	-	-
Insurance	683	157	2,257	730	378	97
Real estate taxes	233	194	955	796	132	110
Utilities	-	-	-	-	-	-
Repairs & maintenance	525	-	3,420	1,100	160	161
Depreciation expense	4,109	1,495	5,524	1,889	3,002	1,083
Interest expense	12,400	4,608	17,450	6,585	6,452	2,886
Total expenses	18,090	6,701	29,974	11,486	10,544	4,547

Net Income (loss) before provision for income tax	(16,165)	(3,467)	(25,374)	(6,656)	(5,294)	(1,922)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(16,165)	$(3,467)	$(25,374)	$(6,656)	$(5,294)	$(1,922)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 4037 Stone Drive		Landa Series 4126 Oriely Drive West		Landa Series 4464 Willow Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$-	$2,677	$1,600	$1,870	$9,415	$2,677

Expenses
Management fee	-	214	128	150	753	214
HOA fee	-	-	-	-	-	-
Insurance	-	122	627	263	550	138
Real estate taxes	247	206	397	331	160	133
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	984	310	-	-	1,128
Depreciation expense	2,888	1,049	3,494	858	3,283	1,122
Interest expense	10,368	3,782	11,753	2,934	12,200	4,473
Total expenses	13,503	6,357	16,709	4,536	16,945	7,208

Net Income (loss) before provision for income tax	(13,503)	(3,680)	(15,109)	(2,666)	(7,530)	(4,531)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(13,503)	$(3,680)	$(15,109)	$(2,666)	$(7,530)	$(4,531)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 4601 Sylvaner Lane		Landa Series 503 8th Street South		Landa Series 503 East Robinson Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$4,408	$3,979	$-	$1,995	$5,775	$2,310

Expenses
Management fee	336	318	-	160	462	185
HOA fee	-	-	-	-	-	-
Insurance	743	197	-	88	374	118
Real estate taxes	216	180	275	229	104	87
Utilities	-	-	-	-	-	-
Repairs & maintenance	320	500	120	-	-	472
Depreciation expense	4,937	1,791	2,330	847	2,630	952
Interest expense	14,916	5,576	6,685	2,478	7,718	2,988
Total expenses	21,468	8,562	9,410	3,802	11,288	4,802

Net Income (loss) before provision for income tax	(17,060)	(4,583)	(9,410)	(1,807)	(5,513)	(2,492)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(17,060)	$(4,583)	$(9,410)	$(1,807)	$(5,513)	$(2,492)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 580 Dorothy Street		Landa Series 5844 Willow Crest Drive		Landa Series 650 Willow Bend Lane
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$9,560	$3,339	$4,640	$3,045	$2,220	$2,331

Expenses
Management fee	765	267	348	244	177	186
HOA fee	-	-	-	-	-	-
Insurance	1,027	381	538	135	393	108
Real estate taxes	41	34	162	135	104	87
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	850	-	2,992	160	75
Depreciation expense	4,963	971	3,722	1,353	2,452	890
Interest expense	10,672	3,887	11,399	4,239	8,361	3,168
Total expenses	17,468	6,390	16,169	9,098	11,647	4,514

Net Income (loss) before provision for income tax	(7,908)	(3,051)	(11,529)	(6,053)	(9,427)	(2,183)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(7,908)	$(3,051)	$(11,529)	$(6,053)	$(9,427)	$(2,183)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 6716 Mopsy Lane		Landa Series 6820 66th Street South		Landa Series 7817 3rd Avenue South
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$9,300	$3,000	$5,196	$2,047	$-	$-

Expenses
Management fee	720	252	416	164	-	-
HOA fee	-	-	-	-	-	-
Insurance	1,110	422	398	102	-	129
Real estate taxes	482	402	167	139	148	123
Utilities	-	-	-	-	-	-
Repairs & maintenance	155	309	-	-	-	600
Depreciation expense	3,452	1,217	2,535	919	2,577	934
Interest expense	10,569	3,841	8,374	3,085	4,785	1,933
Total expenses	16,488	6,443	11,889	4,409	7,510	3,719

Net Income (loss) before provision for income tax	(7,188)	(3,443)	(6,693)	(2,362)	(7,510)	(3,719)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(7,188)	$(3,443)	$(6,693)	$(2,362)	$(7,510)	$(3,719)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 8048 Old Plank Road		Landa Series 808 Home Trail		Landa Series 8990 Doris Lane
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$-	$-	$-	$1,644	$6,500	$2,730

Expenses
Management fee	-	-	-	132	520	218
HOA fee	-	-	-	-	-	-
Insurance	-	525	-	100	695	268
Real estate taxes	148	123	191	159	215	179
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	-	-	-	-	-
Depreciation expense	3,301	1,200	5,095	1,235	1,980	718
Interest expense	15,156	5,537	14,819	3,640	5,452	2,004
Total expenses	18,605	7,385	20,105	5,266	8,862	3,387

Net Income (loss) before provision for income tax	(18,605)	(7,385)	(20,105)	(3,622)	(2,362)	(657)

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(18,605)	$(7,385)	$(20,105)	$(3,622)	$(2,362)	$(657)

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(CONTINUED)

	Landa Series 913 2nd Street		Total Combined Statements of Operations
	Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Rental income	$5,900	$2,415	$208,710	$162,564

Expenses
Management fee	472	193	16,474	12,935
HOA fee	-	-	158	238
Insurance	352	99	20,328	9,440
Real estate taxes	95	79	20,681	17,234
Utilities	-	-	628	200
Repairs & maintenance	900	-	8,363	14,548
Depreciation expense	3,269	1,046	131,763	61,939
Interest expense	7,067	2,858	340,639	140,767
Total expenses	12,155	4,275	539,033	257,301

Net Income (loss) before provision for income tax	(6,255)	(1,860)	(330,323)	(94,737)

Provision for income taxes	-	-	3,868	-

Net Income (loss)	$(6,255)	$(1,860)	$(334,191)	$(94,737)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

	Landa App 2 LLC	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle	Landa Series 153 Spring Valley Circle	Landa Series 2174 Scarbrough Road	Landa Series 303 Kellys Walk
Balance at December 31, 2023	$-	$56,152	$57,018	$68,542	$50,001	$93,092

Proceeds from sales of membership interests	-	-	-	-	-	-

Distributions	-	(908)	(685)	(1,927)	(2,157)	(2,619)

Net income (loss)	-	(1,779)	(4,591)	1,365	303	2,951

Balance at June 30, 2024 (unaudited)	$-	$53,465	$51,742	$67,980	$48,147	$93,424

Balance at December 31, 2022	$-	$62,351	$37,413	$32,217	$48,864	$97,185

Proceeds from sales of membership interests	-	-	24,091	41,109	5,387	-

Distributions	-	(3,469)	(2,521)	(4,126)	(3,903)	(6,083)

Net income (loss)	-	1,175	818	972	1,249	2,657

Balance at June 30, 2023 (unaudited)	$-	$60,057	$59,801	$70,172	$51,597	$93,759

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 3192 Lake Monroe Road	Landa Series 4085 Springvale Way	Landa Series 45 Robertford Drive	Landa Series 1096 Vincent Drive	Landa Series 1120 9th Court	Landa Series 113 Hughes Avenue
Balance at December 31, 2023	$48,617	$102,961	$63,919	$4,982	$11,216	$(25,556)

Proceeds from sales of membership interests	-	-	-	10,944	3,140	2,739

Distributions	(1,959)	(2,207)	-	(1,954)	(145)	-

Net income (loss)	(378)	(2,570)	(10,276)	(10,507)	(5,068)	(19,686)

Balance at June 30, 2024 (unaudited)	$46,280	$98,184	$53,643	$3,464	$9,143	$(42,504)

Balance at December 31, 2022	$53,013	$107,529	$83,700	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	8,539	6,887	1,595

Distributions	(3,295)	(5,375)	(6,571)	(200)	(387)	(55)

Net income (loss)	(1,457)	2,409	2,182	(5,009)	(1,997)	(4,867)

Balance at June 30, 2023 (unaudited)	$48,261	$104,563	$79,311	$3,330	$4,503	$(3,327)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 1434 Shirley Drive	Landa Series 1625 W McFarland Avenue	Landa Series 1713 Alfen Street	Landa Series 1744 Mountain Drive	Landa Series 179 Poplar Springs Drive	Landa Series 200 15th Court Northwest
Balance at December 31, 2023	$36,748	$9,968	$65,668	$(6,772)	$6,863	$45,632

Proceeds from sales of membership interests	11,263	4,344	-	1,125	4,769	13,521

Distributions	(2,267)	(715)	(2,412)	(519)	(1,690)	(1,026)

Net income (loss)	(10,703)	(15,558)	(2,629)	(4,442)	(3,683)	(2,558)

Balance at June 30, 2024 (unaudited)	$35,041	$(1,961)	$60,627	$(10,607)	$6,259	$55,569

Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	29,209	11,649	23,957	3,543	5,785	13,947

Distributions	(379)	(382)	(394)	(156)	(323)	(428)

Net income (loss)	(3,799)	(3,474)	(1,948)	(3,645)	(1,916)	(2,524)

Balance at June 30, 2022 (unaudited)	$25,031	$7,793	$21,615	$(258)	$3,546	$10,995

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 2150 Tishamingo Drive	Landa Series 235 Celery Avenue North	Landa Series 28 E Hammon Drive	Landa Series 301 Woodstream Drive	Landa Series 3029 Cedaridge Drive	Landa Series 340 17th Avenue Northwest
Balance at December 31, 2023	$(2,004)	$12,885	$18,334	$(3,552)	$10,706	$66,926

Proceeds from sales of membership interests	915	6,493	5,718	1,599	11,613	-

Distributions	(151)	(2,364)	(1,048)	-	(1,292)	(1,134)

Net income (loss)	(9,164)	(9,397)	(13,280)	(16,165)	(25,374)	(5,294)

Balance at June 30, 2024 (unaudited)	$(10,404)	$7,617	$9,723	$(18,117)	$(4,347)	$60,498

Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	4,604	9,418	11,530	3,928	19,518	13,726

Distributions	(362)	(593)	(518)	(269)	(25)	(645)

Net income (loss)	(2,899)	(3,467)	(3,058)	(3,467)	(6,656)	(1,922)

Balance at June 30, 2023 (unaudited)	$1,343	$5,358	$7,954	$192	$12,837	$11,159

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 4037 Stone Drive	Landa Series 4126 Oriely Drive West	Landa Series 4464 Willow Street	Landa Series 4601 Sylvaner Lane	Landa Series 503 8th Street South	Landa Series 503 East Robinson Street
Balance at December 31, 2023	$(13,949)	$187	$(14,314)	$10,130	$(7,421)	$13,610

Proceeds from sales of membership interests	46	1,399	4,087	5,433	1,143	5,326

Distributions	-	(451)	(921)	(841)	-	(1,237)

Net income (loss)	(13,503)	(15,109)	(7,530)	(17,060)	(9,410)	(5,513)

Balance at June 30, 2024 (unaudited)	$(27,407)	$(13,975)	$(18,678)	$(2,337)	$(15,688)	$12,186

Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	5,290	7,017	2,039	16,924	3,654	6,699

Distributions	(473)	(451)	(104)	(485)	(204)	(304)

Net income (loss)	(3,680)	(2,666)	(4,531)	(4,583)	(1,807)	(2,492)

Balance at June 30, 2023 (unaudited)	$1,137	$3,900	$(2,596)	$11,856	$1,643	$3,903

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 580 Dorothy Street	Landa Series 5844 Willow Crest Drive	Landa Series 650 Willow Bend Lane	Landa Series 6716 Mopsy Lane	Landa Series 6820 66th Street South	Landa Series 7817 3rd Avenue South
Balance at December 31, 2023	$2,765	$(3,060)	$6,426	$(13,150)	$(4,527)	$39,827

Proceeds from sales of membership interests	3,671	2,171	1,746	1,568	12,684	-

Distributions	(1,017)	(1,143)	(499)	(300)	(919)	-

Net income (loss)	(7,908)	(11,529)	(9,427)	(7,188)	(6,693)	(7,510)

Balance at June 30, 2024 (unaudited)	$(2,489)	$(13,561)	$(1,754)	$(19,070)	$546	$32,317

Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	1,413	5,953	4,094	6,603	3,253	54,330

Distributions	-	(556)	(301)	(212)	(152)	(534)

Net income (loss)	(3,051)	(6,053)	(2,183)	(3,443)	(2,362)	(3,719)

Balance at June 30, 2023 (unaudited)	$(1,638)	$(656)	$1,610	$2,948	$739	$50,077

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(CONTINUED)

	Landa Series 8048 Old Plank Road	Landa Series 808 Home Trail	Landa Series 8990 Doris Lane	Landa Series 913 2nd Street	Total Combined Members’ Equity
Balance at December 31, 2023	$(27,834)	$(26,047)	$33,555	$30,676	$819,219

Proceeds from sales of membership interests	850	812	-	7,627	126,745

Distributions	-	-	(2,196)	(30)	(38,733)

Net income (loss)	(18,605)	(20,105)	(2,362)	(6,255)	(334,191)

Balance at June 30, 2024 (unaudited)	$(45,590)	$(45,340)	$28,997	$32,018	$573,040

Balance at December 31, 2022	$-	$-	$-	$-	$522,272

Proceeds from sales of membership interests	718	1,171	39,286	18,777	415,643

Distributions	-	(142)	(1,063)	(593)	(46,033)

Net income (loss)	(7,385)	(3,622)	(657)	(1,860)	(94,737)

Balance at June 30, 2023 (unaudited)	$(6,667)	$(2,593)	$37,566	$16,324	$797,145

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$-	$-	$(1,779)	$1,175	$(4,591)	$818
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	-	-	3,008	3,015	2,991	2,991
Provision for income taxes	-	-	66	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	(1,913)	-	(1,810)
Accounts receivable	-	-	-	(1,544)	-	-
Due from related party	-	-	-	6,657	-	-
Due to related party	-	-	6,148	159	1,853	(24,917)
Other liabilities	-	-	1,543	1,492	1,615	1,571
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	8,986	9,041	1,868	(21,347)

Cash flows from investing activities:
Additions to building and improvements	-	-	-	(8,818)	-	-
Net cash used in investing activities	-	-		(8,818)	-	-

Cash flows from financing activities:
Shareholder proceeds	-	-	-	-	-	24,091
Shareholder dividends	-	-	(908)	(3,469)	(685)	(2,521)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	(908)	(3,469)	(685)	21,570

Net change in cash and restricted cash	-	-	8,078	(3,246)	1,183	223
Cash and restricted cash at beginning of year	-	-	3,870	6,470	2,932	4,397
Cash and restricted cash at end of year	$-	$-	$11,948	$3,224	$4,115	$4,620

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$2,592	$2,790	$2,466	$2,610

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$1,365	$972	$303	$1,249	$2,951	$2,657
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,101	3,101	2,843	2,843	2,964	2,964
Provision for income taxes	1,121	-	812	-	1,595	-
Changes in assets and liabilities:
Escrow	-	(2,057)	-	(2,001)	-	(283)
Accounts receivable	-	-	-	-	-	-
Due from related party	-	533	-	826	-	1,971
Due to related party	6,888	(42,134)	617	(6,427)	9,624	-
Other liabilities	1,636	3,253	1,930	1,829	1,439	(870)
Tenant security deposits	-	-	1,550	-	(2,050)	-
Net cash provided by (used in) operating activities	14,111	(36,332)	8,055	(1,681)	16,523	6,439

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	-	41,109	-	5,387	-	-
Shareholder dividends	(1,927)	(4,126)	(2,157)	(3,903)	(2,619)	(6,083)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(1,927)	36,983	(2,157)	1,484	(2,619)	(6,083)

Net change in cash and restricted cash	12,184	651	5,898	(197)	12,904	356
Cash and restricted cash at beginning of year	4,623	4,165	5,481	4,998	8,369	7,225
Cash and restricted cash at end of year	$16,807	$4,816	$11,379	$4,801	$22,273	$7,581

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,341	$2,790	$2,461	$2,790	$2,659	$3,171

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(378)	$(1,457)	$(2,570)	$2,409	$(10,276)	$2,182
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	2,596	2,596	4,004	4,004	4,297	4,297
Provision for income taxes	274	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	(820)	-	(2,840)	-	(1,732)
Accounts receivable	-	(75	-	-)	-	(2,204)
Due from related party	-	1,565	-	690	-	1,760
Due to related party	230	-	238	-	4,453	-
Other liabilities	1,132	303	2,101	1,768	1,532	1,012
Tenant security deposits	-	(1,325)	-	-	-	-
Net cash provided by (used in) operating activities	3,854	787	3,774	6,031	6	5,315

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	-	-	-	-	-	-
Shareholder dividends	(1,959)	(3,295)	(2,207)	(5,375)	-	(6,571)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(1,959)	(3,295)	(2,207)	(5,375)	-	(6,571)

Net change in cash and restricted cash	1,895	(2,508)	1,567	656	6	(1,256)
Cash and restricted cash at beginning of year	5,638	3,882	6,112	4,591	25	5,929
Cash and restricted cash at end of year	$7,533	$1,374	$7,679	$5,247	$31	$4,673

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,190	$2,606	$3,171	$3,170	$-	$4,338

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 1096 Vincent Drive		Landa Series 1120 9th Court		Landa Series 113 Hughes Avenue
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(10,507)	$(5,009)	$(5,068)	$(1,997)	$(19,686)	$(4,867)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	4,447	1,620	3,002	1,069	4,352	1,581
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	(3,782)
Due from related party	9,838	1,964	(41,600)	-	-	1,882
Due to related party	-	-	52,631	515	14,855	-
Other liabilities	818	1,413	20	158	617	4,479
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	4,596	(12)	8,985	(255)	137	(653)

Cash flows from investing activities:
Additions to building and improvements	-	-	(6,450)	-	-	-
Net cash used in investing activities	-	-	(6,450)	-	-	-

Cash flows from financing activities:
Shareholder proceeds	10,944	8,539	3,140	6,887	2,739	1,595
Shareholder dividends	(1954)	(200)	(145)	(387)	-	(55)
Repayment of acquisition note, related party	(10,943)	(4,099)	(3,140)	(4,476)	(2,739)	(828)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(1,953)	4,240	(145)	2,042	-	712

Net change in cash and restricted cash	2,643	4,228	2,390	1,769	137	59
Cash and restricted cash at beginning of year	2,218	-	1,712	-	42	-
Cash and restricted cash at end of year	$4,861	$4,228	$4,102	$1,769	$179	$59

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$5,357	$3,259	$1,873	$1,936	$1,243	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$307,392	$-	$193,328	$-	$303,230
Acquisition notes payable for property acquisition, net	$-	$97,142	$-	$99,078	$-	$101,680
Bridge note payable	$-	$210,250	$-	$94,250	$-	$201,550

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 1434 Shirley Drive		Landa Series 1625 W McFarland Avenue		Landa Series 1713 Alfen Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(10,703)	$(3,799)	$(15,558)	$(3,474)	$(2,629)	$(1,948)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,473	1,267	3,915	1,307	2,495	905
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	2,443	-	3,264	-	167
Due to related party	7,214	-	8,659	-	5,391	-
Other liabilities	494	1,785	288	1,071	311	603
Tenant security deposits	-	156	-	-	-	-
Net cash provided by (used in) operating activities	478	1,852	(2,696)	2,168	5,568	(273)

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	11,263	29,209	4,344	11,649	-	23,957
Shareholder dividends	(2,267)	(379)	(715)	(382)	(2,412)	(394)
Repayment of acquisition note, related party	(11,263)	(24,308)	(4,344)	(8,945)	-	(19,514)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(2,267)	4,522	(715)	2,322	(2,412)	4,049

Net change in cash and restricted cash	(1,789)	6,374	(3,411)	4,490	3,156	3,776
Cash and restricted cash at beginning of year	6,334	-	3,650	-	3,595	-
Cash and restricted cash at end of year	$4,545	$6,374	$239	$4,490	$6,751	$3,776

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,011	$1,695	$3,701	$2,828	$1,988	$1,894

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$235,494	$-	$252,718	$-	$171,856
Acquisition notes payable for property acquisition, net	$-	$78,894	$-	$77,268	$-	$59,481
Bridge note payable	$-	$156,600	$-	$175,450	$-	$112,375

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 1744 Mountain Drive		Landa Series 179 Poplar Springs Drive		Landa Series 200 15th Court Northwest
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(4,442)	$(3,645)	$(3,683)	$(1,916)	$(2,558)	$(2,524)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	2,719	990	2,304	838	2,242	816
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	1,552	-	2,231	-	1,682
Due to related party	4,281	-	4,561	-	4,480	-
Other liabilities	72	-	11	335	47	107
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	2,630	(1,103)	3,192	1,488	4,211	81

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	1,125	3,543	4,769	5,785	13,521	13,947
Shareholder dividends	(519)	(156)	(1,690)	(323)	(1,026)	(428)
Repayment of acquisition note, related party	(1,126)	(1,987)	(4,769)	(4,625)	(13,521)	(12,227)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(520)	1,400	(1,690)	837	(1,026)	1,292

Net change in cash and restricted cash	2,110	297	1,502	2,325	3,185	1,373
Cash and restricted cash at beginning of year	1,155	-	2,163	-	2,075	-
Cash and restricted cash at end of year	$3,265	$297	$3,665	$2,325	$5,260	$1,373

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,439	$1,954	$3,010	$1,848	$1,183	$1,730

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$182,194	$-	$156,659	$-	$151,320
Acquisition notes payable for property acquisition, net	$-	$95,194	$-	$58,421	$-	$68,670
Bridge note payable	$-	$87,000	$-	$98,238	$-	$82,650

The accompanying notes are an integral part of these combined and combining financial statements.

 LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 2150 Tishamingo Drive		Landa Series 235 Celery Avenue North		Landa Series 28 E Hammon Drive
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(9,164)	$(2,899)	$(9,397)	$(3,467)	$(13,280)	$(3,058)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,683	1,327	3,974	1,448	3,810	1,391
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	3,651	-	2,023
Due to related party	4,726	1,789	8,636	-	8,163	-
Other liabilities	284	-	173	1,211	146	675
Tenant security deposits	-	-	-	-	1,985	-
Net cash provided by (used in) operating activities	(471)	217	3,386	2,843	829	1,031

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	915	4,604	6,493	9,418	5,718	11,530
Shareholder dividends	(151)	(362)	(2,364)	(593)	(1,048)	(518)
Repayment of acquisition note, related party	(915)	(2,648)	(6,493)	(5,134)	(5,718)	(6,556)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(151)	1,594	(2,364)	3,691	(1,048)	4,456

Net change in cash and restricted cash	(622)	1,811	1,022	6,534	(219)	5,487
Cash and restricted cash at beginning of year	2,463	-	7,889	-	5,499	-
Cash and restricted cash at end of year	$1,841	$1,811	$8,911	$6,534	$5,280	$5,487

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,027	$2,328	$4,677	$2,897	$3,570	$2,789

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$234,988	$-	$272,095	$-	$260,255
Acquisition notes payable for property acquisition, net	$-	$140,738	$-	$87,220	$-	$104,380
Bridge note payable	$-	$94,250	$-	$184,875	$-	$155,875

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 301 Woodstream Drive		Landa Series 3029 Cedaridge Drive		Landa Series 340 17th Avenue Northwest
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(16,165)	$(3,467)	$(25,374)	$(6,656)	$(5,294)	$(1,922)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	4,109	1,495	5,524	1,889	3,002	1,083
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	2,031	-	2,385	-	-
Due to related party	11,662	-	20,073	-	5,497	2,810
Other liabilities	233	564	955	2,857	132	289
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	(162)	623	1,178	475	3,337	2,260

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	1,599	3,928	11,613	19,518	-	13,726
Shareholder dividends	-	(269)	(1,292)	(25)	(1,134)	(645)
Repayment of acquisition note, related party	(1,459)	(1,357)	(11,613)	(19,518)	-	(10,281)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	140	2,302	(1,292)	(25)	(1,134)	2,800

Net change in cash and restricted cash	(22)	2,925	(114)	450	2,203	5,060
Cash and restricted cash at beginning of year	22	-	2,414	-	3,833	-
Cash and restricted cash at end of year	$-	$2,925	$2,300	$450	$6,025	$5,060

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,069	$3,013	$6,685	$2,717	$1,291	$1,934

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$278,712	$-	$365,416	$-	$195,177
Acquisition notes payable for property acquisition, net	$-	$117,762	$-	$114,566	$-	$95,127
Bridge note payable	$-	$160,950	$-	$250,850	$-	$100,050

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 4037 Stone Drive		Landa Series 4126 Oriely Drive West		Landa Series 4464 Willow Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(13,503)	$(3,680)	$(15,109)	$(2,666)	$(7,530)	$(4,531)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	2,888	1,049	3,494	858	3,283	1,122
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	1,733	-	2,603	-	929
Due to related party	10,395	-	10,019	-	8,106	-
Other liabilities	247	700	397	-	160	2,227
Tenant security deposits	-	-	(833)	1,710	-	-
Net cash provided by (used in) operating activities	27	(198)	(2,031)	2,505	4,018	(253)

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	46	5,290	1,399	7,017	4,087	2,039
Shareholder dividends	-	(473)	(451)	(451)	(921)	(104)
Repayment of acquisition note, related party	(46)	(1,104)	(1,215)	(5,164)	(4,087)	(1,044)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	3,713	(267)	1,402	(921)	891

Net change in cash and restricted cash	27	3,515	(2,298)	3,907	3,097	638
Cash and restricted cash at beginning of year	49	-	3,066	-	327	-
Cash and restricted cash at end of year	$76	$3,515	$768	$3,907	$3,424	$638

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$2,361	$2,694	$2,599	$4,492	$1,720

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$200,553	$-	$246,875	$-	$216,825
Acquisition notes payable for property acquisition, net	$-	$62,803	$-	$79,265	$-	$39,200
Bridge note payable	$-	$137,750	$-	$167,610	$-	$177,625

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 4601 Sylvaner Lane		Landa Series 503 8th Street South		Landa Series 503 East Robinson Street
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(17,060)	$(4,583)	$(9,410)	$(1,807)	$(5,513)	$(2,492)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	4,937	1,791	2,330	847	2,630	952
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	(1,995)	-	-
Due from related party	-	2,469	-	-	-	1,410
Due to related party	10,767	-	6,805	691	5,055	-
Other liabilities	216	1,029	275	909	104	1,181
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	1,140	706	-	(1,355)	2,276	1,051

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	5,433	16,924	1,143	3,654	5,326	6,699
Shareholder dividends	(841)	(485)	-	(204)	(1,237)	(304)
Repayment of acquisition note, related party	(5,433)	(16,924)	(1,143)	(1,974)	(5,326)	(3,584)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(841)	(485)	-	1,476	(1,237)	2,811

Net change in cash and restricted cash	(1,981)	221	-	121	1,039	3,862
Cash and restricted cash at beginning of year	3,548	-	49	-	4,176	-
Cash and restricted cash at end of year	$1,567	$221	$49	$121	$5,215	$3,862

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$4,732	$3,547	$-	$1,024	$2,973	$1,203

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$338,514	$-	$156,828	$-	$176,761
Acquisition notes payable for property acquisition, net	$-	$132,614	$-	$69,828	$-	$69,461
Bridge note payable	$-	$205,900	$-	$87,000	$-	$107,300

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 580 Dorothy Street		Landa Series 5844 Willow Crest Drive		Landa Series 650 Willow Bend Lane
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(7,908)	$(3,051)	$(11,529)	$(6,053)	$(9,427)	$(2,183)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	4,963	971	3,722	1,353	2,452	890
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	934	-	-	-	828
Due to related party	76,094	-	7,949	1,900	5,477	-
Other liabilities	41	2,260	162	1,660	104	752
Tenant security deposits	-	1,590	-	-	-	1,110
Net cash provided by (used in) operating activities	73,190	2,704	304	(1,140)	(1,394)	1,397

Cash flows from investing activities:
Additions to building and improvements	(65,918)	-	-	-	-	-
Net cash used in investing activities	(65,918)	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	3,671	1,413	2,171	5,953	1,746	4,094
Shareholder dividends	(1,017)	-	(1,143)	(556)	(499)	(301)
Repayment of acquisition note, related party	(3,671)	(634)	(2,171)	(4,230)	(1,746)	(1,502)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(1,017)	779	(1,143)	1,167	(499)	2,291

Net change in cash and restricted cash	6,255	3,483	(839)	27	(1,893)	3,688
Cash and restricted cash at beginning of year	3,837	-	2,277	-	3,276	-
Cash and restricted cash at end of year	$10,092	$3,483	$1,438	$27	$1,383	$3,688

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,293	$801	$3,630	$1,804	$3,104	$1,906

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$187,275	$-	$253,191	$-	$167,299
Acquisition notes payable for property acquisition, net	$-	$49,525	$-	$97,316	$-	$47,674
Bridge note payable	$-	$137,750	$-	$155,875	$-	$119,625

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 6716 Mopsy Lane		Landa Series 6820 66th Street South		Landa Series 7817 3rd Avenue South
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(7,188)	$(3,443)	$(6,693)	$(2,362)	$(7,510)	$(3,719)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,452	1,217	2,535	919	2,577	934
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	984	-	2,311	-	-
Due to related party	15,180	-	6,459	-	4,785	275
Other liabilities	482	1,495	167	384	148	1,019
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	11,926	253	2,468	1,252	-	(1,491)

Cash flows from investing activities:
Additions to building and improvements	(7,325)	-	-	-	-	-
Net cash used in investing activities	(7,325)	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	1,568	6,603	12,684	3,253	-	54,330
Shareholder dividends	(300)	(212)	(919)	(152)	-	(534)
Repayment of acquisition note, related party	(1,563)	(4,435)	-	(1,985)	-	(51,828)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(295)	1,956	11,765	1,116	-	1,968

Net change in cash and restricted cash	4,306	2,209	14,233	2,368	-	477
Cash and restricted cash at beginning of year	1,637	-	1,515	-	32	-
Cash and restricted cash at end of year	$5,943	$2,209	$15,748	$2,368	$32	$477

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,355	$1,566	$2,073	$2,017	$-	$673

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$228,944	$-	$174,083	$-	$167,519
Acquisition notes payable for property acquisition, net	$-	$91,194	$-	$66,058	$-	$91,394
Bridge note payable	$-	$137,750	$-	$108,025	$-	$76,125

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 8048 Old Plank Road		Landa Series 808 Home Trail		Landa Series 8990 Doris Lane
	Unaudited		Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(18,605)	$(7,385)	$(20,105)	$(3,622)	$(2,362)	$(657)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,301	1,200	5,095	1,235	1,980	718
Provision for income taxes	-	-	-	-	-	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	963	-	-	-	1,072
Due to related party	15,156	-	14,819	1,826	3,947	-
Other liabilities	148	4,914	191	704	215	797
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	(308)	-	143	3,780	1,930

Cash flows from investing activities:
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	850	718	812	1,171	-	39,286
Shareholder dividends	-	-	-	(142)	(2,196)	(1,063)
Repayment of acquisition note, related party	(850)	(323)	(812)	(1,171)	-	(36,797)
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	395	-	(142)	(2,196)	1,426

Net change in cash and restricted cash	-	87	-	1	1,584	3,356
Cash and restricted cash at beginning of year	31	-	22	-	4,664	-
Cash and restricted cash at end of year	$31	$87	$22	$1	$6,248	$3,356

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$2,283	$1,840	$1,056

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$225,468	$-	$342,718	$-	$131,389
Acquisition notes payable for property acquisition, net	$-	$4,343	$-	$142,643	$-	$48,014
Bridge note payable	$-	$221,125	$-	$200,075	$-	$83,375

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

(CONTINUED)

	Landa Series 913 2nd Street		Total Combined Cash Flows
	Unaudited		Unaudited
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Cash flows from operating activities:
Net income (loss)	$(6,255)	$(1,860)	$(334,191)	$(94,737)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,269	1,046	131,763	61,939
Provision for income taxes	-	-	3,868	-
Changes in assets and liabilities:
Escrow	-	-	-	(13,456)
Accounts receivable	-	-	-	(9,546)
Due from related party	-	-	(31,762)	55,513
Due to related party	18,809	1,281	410,706	(62,232)
Other liabilities	95	640	20,681	46,576
Tenant security deposits	-	-	653	3,241
Net cash provided by (used in) operating activities	15,918	1,107	201,718	(12,702)

Cash flows from investing activities:
Additions to building and improvements	(11,130)	-	(90,823)	(8,818)
Net cash used in investing activities	(11,130)	-	(90,823)	(8,818)

Cash flows from financing activities:
Shareholder proceeds	7,627	18,777	126,745	415,643
Shareholder dividends	(30)	(593)	(38,733)	(46,033)
Repayment of acquisition note, related party	(7,627)	(15,543)	(113,732)	(274,745)
Repayment of mortgage	-	-	-	-
Net cash provided by (used in) financing activities	(30)	2,641	(25,720)	94,865

Net change in cash and restricted cash	4,758	3,748	85,175	73,345
Cash and restricted cash at beginning of year	1,773	-	112,382	41,657
Cash and restricted cash at end of year	$6,531	$3,748	$197,557	$115,002

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$1,470	$1,777	$99,660	$83,146

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$189,199	$-	$6,964,275
Acquisition notes payable for property acquisition, net	$-	$80,449	$-	$2,567,402
Bridge note payable	$-	$108,750	$-	$4,396,873

The accompanying notes are an integral part of these combined and combining financial statements.

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 2 LLC (”App 2”) is currently a Delaware series limited liability company organized in June 2021. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating arrangement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below).

App 2 was formed to engage in the business of acquiring, managing and renting residential properties (each a “Property,” and collectively, the “Properties”). App 2 has created, and it is expected that App 2 will continue to create, separate series of interests registered under the Company (each a “Series,” and collectively, the “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. App 2 intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. Landa Holdings, Inc is the managing member and has controlling interest in Landa App 2 LLC and each individual Series, collectively referred to as the Company.

On May 19, 2020, the Company filed Certificates of Registered Series Limited Liability Company with the Secretary of State of the State of Delaware to register each of the Series.

On December 8, 2021, the initial set of Properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series' planned operations or failing to profitably operate the business.

2. Substantial Doubt about the Company's Ability to continue as a Going Concern

The accompanying combined and combining financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and losses from operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months from the date of this Annual Report is dependent upon their ability to continue to generate cash flow from their rental Properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental Properties or that the Manager will always be in the position to provide funding when needed. The combined and combining financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The combined and combining financial statements of Landa App 2 LLC and each of the Series are being presented on a combined basis, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation, due to common control by Landa Holdings, Inc., in its capacity as managing member to the Company and each Series.

Series Name	Series Inception Date	Acquisition Date
Landa Series 2174 Scarbrough Road	June 15, 2021	December 08, 2021
Landa Series 153 Spring Valley Circle	June 15, 2021	December 08, 2021
Landa Series 126 Wildwood Road	June 15, 2021	December 08, 2021
Landa Series 137 Spring Valley Circle	June 15, 2021	December 08, 2021
Landa Series 3192 Lake Monroe Road	June 15, 2021	December 08, 2021
Landa Series 45 Robertford Drive	June 15, 2021	December 08, 2021
Landa Series 303 Kellys Walk	June 15, 2021	December 08, 2021
Landa Series 4085 Springvale Way	June 15, 2021	December 08, 2021
Landa Series 1096 Vincent Drive	May 25, 2022	April 28, 2023
Landa Series 1120 9th Court	May 25, 2022	April 28, 2023
Landa Series 113 Hughes Avenue	May 25, 2022	April 28, 2023
Landa Series 1434 Shirley Drive	May 25, 2022	April 28, 2023
Landa Series 1625 W Mcfarland Avenue	May 25, 2022	April 28, 2023
Landa Series 1713 Alfen Street	May 25, 2022	April 28, 2023
Landa Series 1744 Mountain Drive	May 25, 2022	April 28, 2023
Landa Series 179 Poplar Springs Drive	May 25, 2022	April 28, 2023
Landa Series 200 15th Court Northwest	May 25, 2022	April 28, 2023
Landa Series 2150 Tishamingo Drive	June 27, 2022	April 28, 2023
Landa Series 235 Celery Avenue North	May 25, 2022	April 28, 2023
Landa Series 28 E Hammon Drive	May 25, 2022	April 28, 2023
Landa Series 301 Woodstream Drive	May 25, 2022	April 28, 2023
Landa Series 3029 Cedaridge Drive	July 19, 2022	April 28, 2023
Landa Series 340 17th Avenue Northwest	June 27, 2022	April 28, 2023
Landa Series 4037 Stone Drive	May 25, 2022	April 28, 2023
Landa Series 4126 Oriely Drive West	May 25, 2022	May 19, 2023
Landa Series 4464 Willow Street	May 25, 2022	April 28, 2023
Landa Series 4601 Sylvaner Lane	May 25, 2022	April 28, 2023
Landa Series 503 8th Street South	May 25, 2022	April 28, 2023
Landa Series 503 East Robinson Street	May 25, 2022	April 28, 2023
Landa Series 580 Dorothy Street	May 25, 2022	April 28, 2023
Landa Series 5844 Willow Crest Drive	May 25, 2022	April 28, 2023
Landa Series 650 Willow Bend Lane	May 25, 2022	April 28, 2023
Landa Series 6716 Mopsy Lane	May 25, 2022	April 28, 2023
Landa Series 6820 66th Street South	May 25, 2022	April 28, 2023
Landa Series 7817 3rd Avenue South	May 25, 2022	April 28, 2023
Landa Series 8048 Old Plank Road	May 25, 2022	April 28, 2023
Landa Series 808 Home Trail	May 25, 2022	May 19, 2023
Landa Series 8990 Doris Lane	May 25, 2022	April 28, 2023
Landa Series 913 2nd Street	May 25, 2022	April 28, 2023

Principles of Combination

The combined and combining financial statements include the accounts of Landa App 2 LLC and each Series listed in the table above. All inter-company transactions and balances have been eliminated in the combined and combining financial statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Restricted cash

Each Series held the following amount of restricted cash as of June 30, 2024:

Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$-	$-
Landa Series 3192 Lake Monroe Road	-	-
Landa Series 45 Robertford Drive	-	-
Landa Series 4085 Springvale Way	-	-
Landa Series 126 Wildwood Road	-	-
Landa Series 2174 Scarbrough Road	-	-
Landa Series 153 Spring Valley Circle	-	-
Landa Series 137 Spring Valley Circle	-	-
Landa Series 1096 Vincent Drive	-	-
Landa Series 1120 9th Court	-	-
Landa Series 113 Hughes Avenue	-	-
Landa Series 1434 Shirley Drive	156	156
Landa Series 1625 W McFarland Avenue	-	-
Landa Series 1713 Alfen Street	-	-
Landa Series 1744 Mountain Drive	-	-
Landa Series 179 Poplar Springs Drive	-	-
Landa Series 200 15th Court Northwest	-	-
Landa Series 235 Celery Avenue North	-	-
Landa Series 28 E Hammon Drive	1,985	-
Landa Series 301 Woodstream Drive	-	-
Landa Series 3029 Cedaridge Drive	2,300	2,300
Landa Series 340 17th Avenue Northwest	-	-
Landa Series 4037 Stone Drive	-	-
Landa Series 4126 Oriely Drive West	768	1,600
Landa Series 4464 Willow Street	-	-
Landa Series 4601 Sylvaner Lane	-	-
Landa Series 503 8th Street South	-	-
Landa Series 503 East Robinson Street	-	-
Landa Series 580 Dorothy Street	1,590	1,590
Landa Series 5844 Willow Crest Drive	-	-
Landa Series 650 Willow Bend Lane	-	-
Landa Series 6716 Mopsy Lane	1,500	1,500
Landa Series 6820 66th Street South	-	-
Landa Series 7817 3rd Avenue South	-	-
Landa Series 8048 Old Plank Road	-	-
Landa Series 808 Home Trail	-	-
Landa Series 8990 Doris Lane	-	-
Landa Series 913 2nd Street	1,025	1,025
Landa Series 2150 Tishamingo Drive	-	-
Restricted Cash Balances	$9,324	$8,171

Restricted cash is made up of security deposits.

As a matter of performing its duties, the Manager, at times, will collect and hold cash on behalf of the Series.

Concentration of Credit Risk Involving Cash

The Company maintains cash and restricted cash balances at multiple financial institutions. As of December 31, 2023, and December 31, 2022, all cash balances were within the federally insured limit of $250,000 per depositor under the Federal Deposit Insurance Corporation (FDIC).

Revenue

The Company adopted FASB ASC 606, Revenue form Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There are no cumulative impacts there were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenues are generated at the Series level. Rental revenue is generated from annual or month to month leases of the single-family homes. The Company recognizes rental revenue on a monthly basis when earned.

Accounts Receivables

Accounts receivable are uncollateralized obligations due under normal rental terms generally requiring payment within 1 to 30 days from the start of the month. Accounts receivable are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. Management estimates the allowance for credit losses using a loss rate approach based on historical loss information, adjusted for management's expectations about current and future economic conditions, as the basis to determine expected credit losses. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, the creditworthiness of counterparties, historical experience, the financial conditions of the customers, and the amount and age of past due accounts. Management believes that the composition of receivables at year end is consistent with historical conditions as credit terms and practices and the client base has not changed significantly. The Company evaluates accounts receivable on a case to case basis to determine expected credit losses. The Company does not record rental revenue when recovery is uncertain.

The Company determined it was not necessary to record an allowance for credit losses as of June 30, 2024 and 2023.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

The properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Investments in real estate are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements, and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to twenty-seven and one half (27.5) years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. The Company capitalizes expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2024 and December 31, 2023.

Escrow

Escrow represents escrow accounts held by the mortgagee on behalf of the company for the future payment of real estate taxes and property insurance premiums associated with the mortgaged property. These escrow account balances are periodically reviewed and adjusted as necessary. The Company recognizes the applicable expense when the escrow funds are disbursed by the mortgagee.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2024 and December 31, 2023.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Recent Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.The Company adopted this standard as of January 1, 2022. The adoption of this standard did not impact the Company's financial reporting and disclosure as all of the Company's leases are twelve (12) months or less and have no escalations in rental income.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's combined and combining financial statements, but did change how the allowance for credit losses is determined.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of this accounting standard on its combined and combining financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2024, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5. INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table sets forth the land, building and accumulated depreciation associated with each Series’ Property as of June 30, 2024.

Series	Land	Building & improvements	Total gross investments	Less: accumulated depreciation	Investments in single-family residential properties, net
Landa Series 303 Kellys Walk	$16,482	$163,044	$179,526	$15,316	$164,210
Landa Series 3192 Lake Monroe Road	14,751	142,768	157,519	13,413	144,106
Landa Series 45 Robertford Drive	24,501	236,356	260,857	22,203	238,654
Landa Series 4085 Springvale Way	22,662	220,227	242,889	20,687	222,202
Landa Series 126 Wildwood Road	16,186	165,450	181,636	15,212	166,424
Landa Series 2174 Scarbrough Road	16,132	156,343	172,475	14,687	157,788
Landa Series 153 Spring Valley Circle	17,634	170,554	188,188	16,022	172,166
Landa Series 137 Spring Valley Circle	17,030	164,514	181,544	15,454	166,090
Landa Series 1096 Vincent Drive	52,814	244,578	297,392	10,799	286,593
Landa Series 1120 9th Court	25,372	168,406	193,778	7,192	186,586
Landa Series 113 Hughes Avenue	54,850	239,380	294,230	10,549	283,681
Landa Series 1434 Shirley Drive	36,467	191,027	227,494	8,439	219,055
Landa Series 1625 W McFarland Avenue	47,349	215,302	262,651	9,486	253,165
Landa Series 1713 Alfen Street	29,618	137,238	166,856	6,044	160,812
Landa Series 1744 Mountain Drive	26,655	149,539	176,194	6,600	169,594
Landa Series 179 Poplar Springs Drive	24,946	126,713	151,659	5,590	146,069
Landa Series 200 15th Court Northwest	23,015	123,305	146,320	5,443	140,877
Landa Series 235 Celery Avenue North	44,525	218,570	263,095	9,652	253,443
Landa Series 28 E Hammon Drive	41,703	209,552	251,255	9,263	241,992
Landa Series 301 Woodstream Drive	43,741	225,971	269,712	9,971	259,741
Landa Series 3029 Cedaridge Drive	68,577	303,814	372,391	13,403	358,988
Landa Series 340 17th Avenue Northwest	25,047	165,130	190,177	7,247	182,930
Landa Series 4037 Stone Drive	35,700	158,853	194,553	7,001	187,552
Landa Series 4126 Oriely Drive West	44,703	192,172	236,875	8,109	228,766
Landa Series 4464 Willow Street	40,520	180,553	221,073	7,962	213,111
Landa Series 4601 Sylvaner Lane	57,003	271,511	328,514	11,961	316,553
Landa Series 503 8th Street South	23,700	128,128	151,828	5,652	146,176
Landa Series 503 East Robinson Street	27,112	144,649	171,761	6,364	165,397
Landa Series 580 Dorothy Street	34,653	278,458	313,111	10,415	302,696
Landa Series 5844 Willow Crest Drive	40,507	204,684	245,191	9,028	236,163
Landa Series 650 Willow Bend Lane	27,417	134,882	162,299	5,942	156,357
Landa Series 6716 Mopsy Lane	37,777	190,492	228,269	8,221	220,048
Landa Series 6820 66th Street South	29,660	139,423	169,083	6,138	162,945
Landa Series 7817 3rd Avenue South	20,798	141,721	162,519	6,238	156,281
Landa Series 8048 Old Plank Road	36,931	181,537	218,468	8,005	210,463
Landa Series 808 Home Trail	51,514	280,204	331,718	11,743	319,975
Landa Series 8990 Doris Lane	18,486	108,903	127,389	4,797	122,592
Landa Series 913 2nd Street	24,902	180,727	205,629	7,405	198,224
Landa Series 2150 Tishamingo Drive	26,434	202,554	228,988	8,886	220,102
Total combined	$1,267,874	$7,257,232	$8,525,106	$386,539	$8,138,567

For the six months ended June 30, 2024, each Series recognized the following depreciation expense:

Series	Amounts
Landa Series 303 Kellys Walk	$2,964
Landa Series 3192 Lake Monroe Road	2,596
Landa Series 45 Robertford Drive	4,297
Landa Series 4085 Springvale Way	4,004
Landa Series 126 Wildwood Road	3,008
Landa Series 2174 Scarbrough Road	2,843
Landa Series 153 Spring Valley Circle	3,101
Landa Series 137 Spring Valley Circle	2,991
Landa Series 1096 Vincent Drive	4,447
Landa Series 1120 9th Court	3,002
Landa Series 113 Hughes Avenue	4,352
Landa Series 1434 Shirley Drive	3,473
Landa Series 1625 W McFarland Avenue	3,915
Landa Series 1713 Alfen Street	2,495
Landa Series 1744 Mountain Drive	2,719
Landa Series 179 Poplar Springs Drive	2,304
Landa Series 200 15th Court Northwest	2,242
Landa Series 235 Celery Avenue North	3,974
Landa Series 28 E Hammon Drive	3,810
Landa Series 301 Woodstream Drive	4,109
Landa Series 3029 Cedaridge Drive	5,524
Landa Series 340 17th Avenue Northwest	3,002
Landa Series 4037 Stone Drive	2,888
Landa Series 4126 Oriely Drive West	3,494
Landa Series 4464 Willow Street	3,283
Landa Series 4601 Sylvaner Lane	4,937
Landa Series 503 8th Street South	2,330
Landa Series 503 East Robinson Street	2,630
Landa Series 580 Dorothy Street	4,963
Landa Series 5844 Willow Crest Drive	3,722
Landa Series 650 Willow Bend Lane	2,452
Landa Series 6716 Mopsy Lane	3,452
Landa Series 6820 66th Street South	2,535
Landa Series 7817 3rd Avenue South	2,577
Landa Series 8048 Old Plank Road	3,301
Landa Series 808 Home Trail	5,095
Landa Series 8990 Doris Lane	1,980
Landa Series 913 2nd Street	3,269
Landa Series 2150 Tishamingo Drive	3,683
Total Combined	$131,763

6. RELATED PARTY TRANSACTIONS

Landa Holdings Inc., Manager

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non-interest-bearing and are an unsecured obligation of the applicable Series. The interest expense related to the Acquisition Notes as of June 30, 2024 is $43,825.

The following table sets forth the net amounts as of June 30, 2024:

Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount(3)
Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$54
Landa Series 3192 Lake Monroe Road	$168,519	4.50%	07/28/2021	$28
Landa Series 45 Robertford Drive	$273,676	4.50%	07/28/2021	$-
Landa Series 4085 Springvale Way	$245,767	4.50%	07/01/2021	$-
Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$-
Landa Series 2174 Scarbrough Road	$183,204	4.50%	07/28/2021	$3,757
Landa Series 153 Spring Valley Circle	$176,953	4.50%	07/28/2021	$404
Landa Series 137 Spring Valley Circle	$201,557	4.50%	07/28/2021	$137
Landa Series 1096 Vincent Drive	$315,357	4.50%	04/28/2023	$64,040
Landa Series 1120 9th Court	$187,510	4.50%	04/28/2023	$65,216
Landa Series 113 Hughes Avenue	$325,957	4.50%	04/28/2023	$108,330
Landa Series 1434 Shirley Drive	$268,554	4.50%	04/28/2023	$48,222
Landa Series 1625 W McFarland Avenue	$275,109	4.50%	04/28/2023	$62,398
Landa Series 1713 Alfen Street	$182,221	4.50%	04/28/2023	$-
Landa Series 1744 Mountain Drive	$188,821	4.50%	04/28/2023	$90,357
Landa Series 179 Poplar Springs Drive	$178,994	4.50%	04/28/2023	$55,180
Landa Series 200 15th Court Northwest	$168,568	4.50%	04/28/2023	$14,905
Landa Series 235 Celery Avenue North	$280,599	4.50%	04/28/2023	$56,047
Landa Series 28 E Hammon Drive	$271,393	4.50%	04/28/2023	$74,034
Landa Series 301 Woodstream Drive	$290,432	4.50%	04/28/2023	$107,420
Landa Series 3029 Cedaridge Drive	$393,284	4.50%	04/28/2023	$82,562
Landa Series 340 17th Avenue Northwest	$189,141	4.50%	04/28/2023	$11,093
Landa Series 4037 Stone Drive	$228,364	4.50%	04/28/2023	$81,253
Landa Series 4126 Oriely Drive West	$251,465	4.50%	05/19/2023	$60,283
Landa Series 4464 Willow Street	$243,829	4.50%	04/28/2023	$51,977
Landa Series 4601 Sylvaner Lane	$345,886	4.50%	04/28/2023	$94,554
Landa Series 503 8th Street South	$156,106	4.50%	04/28/2023	$57,153
Landa Series 503 East Robinson Street	$184,476	4.50%	04/28/2023	$46,303
Landa Series 580 Dorothy Street	$241,252	4.50%	04/28/2023	$75,305
Landa Series 5844 Willow Crest Drive	$254,760	4.50%	04/28/2023	$76,733
Landa Series 650 Willow Bend Lane	$184,132	4.50%	04/28/2023	$41,767
Landa Series 6716 Mopsy Lane	$237,362	4.50%	04/28/2023	$79,846
Landa Series 6820 66th Street South	$194,505	4.50%	04/28/2023	$74,567
Landa Series 7817 3rd Avenue South	$135,983	4.50%	04/28/2023	$2,948
Landa Series 8048 Old Plank Road	$299,140	4.50%	04/28/2023	$64,325
Landa Series 808 Home Trail	$322,459	4.50%	05/19/2023	$107,233
Landa Series 8990 Doris Lane	$136,785	4.50%	04/28/2023	$12,613
Landa Series 913 2nd Street	$176,271	4.50%	04/28/2023	$13,055
Landa Series 2150 Tishamingo Drive	$224,318	4.50%	04/28/2023	$114,812
				$1,898,912

(1)	The principal amount shall be due and payable by the Series within 30 days after demand by Landa Holdings, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	As of June 30, 2024.

(Due to)/ from Related Party

The Manager will provide short term non-interest-bearing loans to the Series to be repaid from operating cash flow. The following table sets forth the net amounts as of June 30, 2024 and Dec 2023.

	Related Party Transactions - Due to Related Party Loans
Series	June 30, 2024	December 31, 2023
Landa Series 303 Kellys Walk	$44,624	$54,248
Landa Series 3192 Lake Monroe Road	7,076	7,306
Landa Series 45 Robertford Drive	(18)	4,435
Landa Series 4085 Springvale Way	6,198	6,436
Landa Series 126 Wildwood Road	(6,034)	114
Landa Series 2174 Scarbrough Road	4,087	4,704
Landa Series 153 Spring Valley Circle	(370)	6,518
Landa Series 137 Spring Valley Circle	(7,079)	(5,226)
Landa Series 1096 Vincent Drive	(12,881)	(3,043)
Landa Series 1120 9th Court	(20,934)	(9,903)
Landa Series 113 Hughes Avenue	(15,867)	(1,012)
Landa Series 1434 Shirley Drive	16,913	24,127
Landa Series 1625 W McFarland Avenue	(17,229)	(8,570)
Landa Series 1713 Alfen Street	5,750	11,141
Landa Series 1744 Mountain Drive	(6,038)	(1,757)
Landa Series 179 Poplar Springs Drive	9,953	14,514
Landa Series 200 15th Court Northwest	7,034	11,514
Landa Series 235 Celery Avenue North	(13,642)	(5,006)
Landa Series 28 E Hammon Drive	(5,508)	2,660
Landa Series 301 Woodstream Drive	(9,257)	2,405
Landa Series 3029 Cedaridge Drive	(28,968)	(8,895)
Landa Series 340 17th Avenue Northwest	(17,182)	(11,685)
Landa Series 4037 Stone Drive	4,216	14,611
Landa Series 4126 Oriely Drive West	(14,450)	(4,431)
Landa Series 4464 Willow Street	(5,452)	2,654
Landa Series 4601 Sylvaner Lane	(19,788)	(9,021)
Landa Series 503 8th Street South	(17,485)	(10,680)
Landa Series 503 East Robinson Street	(4,719)	336
Landa Series 580 Dorothy Street	(100,591)	(24,497)
Landa Series 5844 Willow Crest Drive	(18,392)	(10,443)
Landa Series 650 Willow Bend Lane	3,112	8,589
Landa Series 6716 Mopsy Lane	(18,158)	(2,978)
Landa Series 6820 66th Street South	4,611	11,070
Landa Series 7817 3rd Avenue South	(44,775)	(39,990)
Landa Series 8048 Old Plank Road	29,515	44,671
Landa Series 808 Home Trail	(57,838)	(43,019)
Landa Series 8990 Doris Lane	(3,640)	307
Landa Series 913 2nd Street	(49,812)	(31,003)
Landa Series 2150 Tishamingo Drive	(23,001)	(18,275)
Combined	$(396,018)	$(17,074)

Management Fee

The Manager receives fees, reimbursements, and compensation in connection with the acquisition and Property management of the Series' real estate investments. The following shows the amounts incurred from each Series for property management fees: The management fee is calculated as 8% on earned rental income.

	Six months ended June 30,
Series	2024	2023
Landa Series 303 Kellys Walk	$1,080	$882
Landa Series 3192 Lake Monroe Road	570	448
Landa Series 45 Robertford Drive	-	1,058
Landa Series 4085 Springvale Way	600	1,005
Landa Series 126 Wildwood Road	494	723
Landa Series 2174 Scarbrough Road	781	744
Landa Series 153 Spring Valley Circle	884	804
Landa Series 137 Spring Valley Circle	235	689
Landa Series 1096 Vincent Drive	940	328
Landa Series 1120 9th Court	540	184
Landa Series 113 Hughes Avenue	142	298
Landa Series 1434 Shirley Drive	456	302
Landa Series 1625 W McFarland Avenue	134	252
Landa Series 1713 Alfen Street	698	233
Landa Series 1744 Mountain Drive	537	160
Landa Series 179 Poplar Springs Drive	552	160
Landa Series 200 15th Court Northwest	480	168
Landa Series 235 Celery Avenue North	752	286
Landa Series 28 E Hammon Drive	277	269
Landa Series 301 Woodstream Drive	140	247
Landa Series 3029 Cedaridge Drive	368	386
Landa Series 340 17th Avenue Northwest	420	210
Landa Series 4037 Stone Drive	-	214
Landa Series 4126 Oriely Drive West	128	150
Landa Series 4464 Willow Street	753	214
Landa Series 4601 Sylvaner Lane	336	318
Landa Series 503 8th Street South	-	160
Landa Series 503 East Robinson Street	462	185
Landa Series 580 Dorothy Street	765	267
Landa Series 5844 Willow Crest Drive	348	244
Landa Series 650 Willow Bend Lane	177	186
Landa Series 6716 Mopsy Lane	720	252
Landa Series 6820 66th Street South	416	164
Landa Series 7817 3rd Avenue South	-	-
Landa Series 8048 Old Plank Road	-	-
Landa Series 808 Home Trail	-	132
Landa Series 8990 Doris Lane	520	218
Landa Series 913 2nd Street	472	193
Landa Series 2150 Tishamingo Drive	296	202
Total Management Fee	$16,474	$12,935

7. NOTES PAYABLE

Refinance Notes

Each Series issued a Refinance Note to Lending One LLC , the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

The following table sets forth the terms and the net amounts of the Refinance Notes as of June 30, 2024.

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Current Outstanding Amount	Monthly Mortgage Interest Expense
Landa Series 303 Kellys Walk	$132,080	4.80%	12/08/2021	01/01/2027	$132,144	529
Landa Series 3192 Lake Monroe Road	$108,750	4.80%	12/08/2021	01/01/2027	$108,594	434
Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	01/01/2027	$180,750	723
Landa Series 4085 Springvale Way	$157,500	4.80%	12/08/2021	01/01/2027	$132,080	528
Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	01/01/2027	$116,250	465
Landa Series 2174 Scarbrough Road	$122,250	4.80%	12/08/2021	01/01/2027	$116,250	465
Landa Series 153 Spring Valley Circle	$116,250	4.80%	12/08/2021	01/01/2027	$116,265	465
Landa Series 137 Spring Valley Circle	$122,500	4.80%	12/08/2021	01/01/2027	$108,750	435
Total Refinance Note	$1,056,330				$1,011,083	$4,044

(1) As of June 20, 2024

Bridge Notes

Bridge Notes represent the short term high interest secured financing obtained from certain third party lenders by a Series in order to facilitate transfer of title from Landa Properties to the Series in the event of traditional long term financing being unavailable (see “Refinance Note”).

The Bridge Loan Agreements include customary representations, warranties, covenants and terms and conditions for transactions of this type, including limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loans and default provisions, including defaults for non–payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under a Loan Agreement could result in the applicable Loan becoming immediately due and payable.

Each Loan is secured by the single family rental property (each a “Property”) held as the primary asset of each Series, as well as the assets associated with such Property, including, but not limited to, the capital reserve account established pursuant to the terms of each Loan Agreement, and all personal property attached to each Property. All the bridge loans are interest only, with no prepayment penalty.

Failure to make interest payments on time would constitute an event of default under the Note, permitting the lender to require the immediate payment of all amounts outstanding under the Note, and if the Company is unable to pay all such amounts, the lender would be entitled to foreclose on the applicable Property

Interest expense for the bridge loans for the six-month period ended in June 30, 2024 and 2023 totaled $272,547 and $95,026, respectively.

The following table sets forth the terms and the net amounts of the Bridge Notes as of June 30, 2024.

Series	Principal Amount (1)	Annual Interest Rate	Loan Date (2)	Maturity Date	Current Outstanding Amount (3)
Landa Series 1096 Vincent Drive	$210,250	12.50%	04/28/2023	12/31/2025	$210,250
Landa Series 1120 9th Court	$94,250	12.50%	04/28/2023	12/31/2025	$94,250
Landa Series 113 Hughes Avenue	$201,550	12.50%	04/28/2023	12/31/2025	$201,550
Landa Series 1434 Shirley Drive	$156,600	12.50%	04/28/2023	12/31/2025	$156,600
Landa Series 1625 W McFarland Avenue	$175,450	12.50%	04/28/2023	12/31/2025	$175,450
Landa Series 1713 Alfen Street	$112,375	12.50%	04/28/2023	12/31/2025	$112,375
Landa Series 1744 Mountain Drive	$87,000	12.50%	04/28/2023	12/31/2025	$87,000
Landa Series 179 Poplar Springs Drive	$98,238	12.50%	04/28/2023	12/31/2025	$98,238
Landa Series 200 15th Court Northwest	$82,650	12.50%	04/28/2023	12/31/2025	$82,650
Landa Series 235 Celery Avenue North	$184,875	12.50%	04/28/2023	12/31/2025	$184,875
Landa Series 28 E Hammon Drive	$155,875	12.50%	04/28/2023	12/31/2025	$155,875
Landa Series 301 Woodstream Drive	$160,950	12.50%	04/28/2023	12/31/2025	$160,950
Landa Series 3029 Cedaridge Drive	$250,850	12.50%	04/28/2023	12/31/2025	$250,850
Landa Series 340 17th Avenue Northwest	$100,050	12.50%	04/28/2023	12/31/2025	$100,050
Landa Series 4037 Stone Drive	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 4126 Oriely Drive West	$167,610	12.50%	05/19/2023	12/31/2025	$167,610
Landa Series 4464 Willow Street	$177,625	12.50%	04/28/2023	12/31/2025	$177,625
Landa Series 4601 Sylvaner Lane	$205,900	12.50%	04/28/2023	12/31/2025	$205,900
Landa Series 503 8th Street South	$87,000	12.50%	04/28/2023	12/31/2025	$87,000
Landa Series 503 East Robinson Street	$107,300	12.50%	04/28/2023	12/31/2025	$107,300
Landa Series 580 Dorothy Street	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 5844 Willow Crest Drive	$155,875	12.50%	04/28/2023	12/31/2025	$155,875
Landa Series 650 Willow Bend Lane	$119,625	12.50%	04/28/2023	12/31/2025	$119,625
Landa Series 6716 Mopsy Lane	$137,750	12.50%	04/28/2023	12/31/2025	$137,750
Landa Series 6820 66th Street South	$108,025	12.50%	04/28/2023	12/31/2025	$108,025
Landa Series 7817 3rd Avenue South	$76,125	12.50%	04/28/2023	12/31/2025	$76,125
Landa Series 8048 Old Plank Road	$221,125	12.50%	04/28/2023	12/31/2025	$221,125
Landa Series 808 Home Trail	$200,075	12.50%	05/19/2023	12/31/2025	$200,075
Landa Series 8990 Doris Lane	$83,375	12.50%	04/28/2023	12/31/2025	$83,375
Landa Series 913 2nd Street	$108,750	12.50%	04/28/2023	12/31/2025	$108,750
Landa Series 2150 Tishamingo Drive	$94,250	12.50%	04/28/2023	12/31/2025	$94,250
	$4,396,873				$4,396,873

Notice of Default

The abovementioned Series entered into bridge loan agreements dated April 28, 2023, as amended (“Bridge Loans”), with the L Finance LLC as lender (“L Finance”). See Item 2. Loans – Bridge Notes. These Bridge Loans are mortgages on such Series properties and were entered into to refinance the prior mortgages that became due. In addition, the Manager had entered into a financing agreement with Viola GL (“GL”), dated August 19, 2021 (“Agreement”), as amended, for financing its operations and for the benefit of the Series. (each of L Finance and GL a “Lender” and collectively, the “Lenders”) The Agreement provide that upon a default by the Manager, GL has, among other rights, the right to replace the Manager with a substitute manager of GL's choosing with respect to all of the Series. On October 29, 2024, the Lenders issued a notice to these Series and the Manager alleging that they were in default under the Bridge Loans and the Agreement.

In their notice, the Lenders claimed that the default has entitled them to foreclose on the Borrower Series properties and exercise managerial control over the Series and direct its operations.

The Manager is disputing that a default has occurred and believes that the Lenders are not entitled to replace the Manager and assume control of the Series under the Agreement, nor foreclose on the properties that are subject to the Bridge Loans and the Agreement.

The Manager is currently in negotiation with the Lenders. If the Manager is unable to reach a settlement or the Lenders otherwise do not waive the default, the Lenders may take the following actions:

●	Accelerate all amounts due under the Bridge Loans. As a result, the Lenders may be entitled to foreclose on each of the Borrower Series' Properties and force its sale to recover unpaid amounts under the Bridge Loans, which would likely result in a significant loss to investors of the Borrower Series. See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” in the Company's Offering Statement here

●	Foreclose on the Manager's interest in all the Series and assume control of the Manager's operations and assume the Manager's role as manager of all the Series, even if a particular Series is not in default. This action could significantly impact the Series' management and investment outcomes. See “ Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment” in the Company's Offering Statement here

8. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

Series	# of membership units issued	Net proceeds from the issuance of membership interests
Landa Series 303 Kellys Walk	$-	$-
Landa Series 3192 Lake Monroe Road	-	-
Landa Series 45 Robertford Drive	-	-
Landa Series 4085 Springvale Way	-	-
Landa Series 126 Wildwood Road	-	-
Landa Series 2174 Scarbrough Road	-	-
Landa Series 153 Spring Valley Circle	-	-
Landa Series 137 Spring Valley Circle	-	-
Landa Series 1096 Vincent Drive	803	10,944
Landa Series 1120 9th Court	388	3,140
Landa Series 113 Hughes Avenue	183	2,739
Landa Series 1434 Shirley Drive	810	11,263
Landa Series 1625 W McFarland Avenue	355	4,344
Landa Series 1713 Alfen Street	-	-
Landa Series 1744 Mountain Drive	149	1,125
Landa Series 179 Poplar Springs Drive	666	4,769
Landa Series 200 15th Court Northwest	2,020	13,521
Landa Series 235 Celery Avenue North	535	6,493
Landa Series 28 E Hammon Drive	492	5,718
Landa Series 301 Woodstream Drive	125	1,599
Landa Series 3029 Cedaridge Drive	689	11,613
Landa Series 340 17th Avenue Northwest	-	-
Landa Series 4037 Stone Drive	5	46
Landa Series 4126 Oriely Drive West	117	1,399
Landa Series 4464 Willow Street	419	4,087
Landa Series 4601 Sylvaner Lane	357	5,433
Landa Series 503 8th Street South	184	1,143
Landa Series 503 East Robinson Street	637	5,326
Landa Series 580 Dorothy Street	280	3,671
Landa Series 5844 Willow Crest Drive	213	2,171
Landa Series 650 Willow Bend Lane	200	1,746
Landa Series 6716 Mopsy Lane	146	1,568
Landa Series 6820 66th Street South	1,630	12,684
Landa Series 7817 3rd Avenue South	-	-
Landa Series 8048 Old Plank Road	71	850
Landa Series 808 Home Trail	52	812
Landa Series 8990 Doris Lane	-	-
Landa Series 913 2nd Street	832	7,627
Landa Series 2150 Tishamingo Drive	102	915
	$12,460	$126,745

9. Commitments and Contingencies

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, management is not aware of any legal proceedings contemplated or threatened other than as set forth in Note 10. Subsequent Events and Item 2. Other Information

10. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through November 19, 2024, the date these unaudited financial statements were available to be issued. The significant events are disclosed below:

Notice of Default

Certain Series, as listed below, entered into bridge loan agreements dated April 28, 2023, as amended (“Bridge Loans”), with the L Finance LLC as lender (“L Finance”). See Item 2. Loans – Bridge Notes. These Bridge Loans are mortgages on such Series properties and were entered into to refinance the prior mortgages that became due. In addition, the Manager had entered into a financing agreement with Viola GL (“GL”), dated August 19, 2021 (“Agreement”), as amended, for financing its operations and for the benefit of the Series. (each of L Finance and GL a “Lender” and collectively, the “Lenders”) The Agreement provide that upon a default by the Manager, GL has, among other rights, the right to replace the Manager with a substitute manager of GL's choosing with respect to all of the Series. On October 29, 2024, the Lenders issued a notice to these Series and the Manager alleging that they were in default under the Bridge Loans and the Agreement.

The following Series are subject to the Bridge Loans with L Finance (“Borrower Series”).

Landa App 2 LLC - 1434 Shirley Drive Lakeland Florida LLC

Landa App 2 LLC - 1096 Vincent Drive Mount Dora Florida LLC

Landa App 2 LLC - 1120 9th Court Pleasant Grove Alabama LLC

Landa App 2 LLC - 8048 Old Plank Road Jacksonville Florida LLC

Landa App 2 LLC - 580 Dorothy Street Bartow Florida LLC

Landa App 2 LLC - 340 17th Avenue Northwest Center Point Alabama LLC

Landa App 2 LLC - 301 Woodstream Drive Gastonia North Carolina LLC

Landa App 2 LLC - 1713 Alfen Street Jacksonville Florida LLC

Landa App 2 LLC - 1744 Mountain Drive Birmingham Alabama LLC

Landa App 2 LLC - 200 15th Court Northwest Center Point Alabama LLC

Landa App 2 LLC - 503 8th Street South Bessemer Alabama LLC

Landa App 2 LLC - 5844 Willow Crest Drive Pinson Alabama LLC

Landa App 2 LLC - 4601 Sylvaner Lane Birmingham Alabama LLC

Landa App 2 LLC - 913 2nd Street Kings Mountain North Carolina LLC

Landa App 2 LLC - 2150 Tishamingo Drive Birmingham Alabama LLC

Landa App 2 LLC - 503 East Robinson Street Dallas North Carolina LLC

Landa App 2 LLC - 650 Willow Bend Lane Bessemer Alabama LLC

Landa App 2 LLC - 28 E Hammon Drive Apopka Florida LLC

Landa App 2 LLC - 4464 Willow Street Gardendale Alabama LLC

Landa App 2 LLC - 113 Hughes Avenue Sanford Florida LLC

Landa App 2 LLC - 6820 66th Street South Birmingham Alabama LLC

Landa App 2 LLC - 3029 Cedaridge Drive Tampa Florida LLC

Landa App 2 LLC - 808 Home Trail Gastonia North Carolina LLC

Landa App 2 LLC - 4126 Oriely Drive West Jacksonville Florida LLC

Landa App 2 LLC - 4037 Stone Drive Bessemer Alabama LLC

Landa App 2 LLC - 235 Celery Avenue North Jacksonville Florida LLC

Landa App 2 LLC - 179 Poplar Springs Drive Sylvan Springs Alabama LLC

Landa App 2 LLC - 8990 Doris Lane Jacksonville Florida LLC

Landa App 2 LLC - 6716 Mopsy Lane Jacksonville Florida LLC

Landa App 2 LLC - 7817 3rd Avenue South Birmingham Alabama LLC

Landa App 2 LLC - 1625 W Mcfarland Avenue Gastonia North Carolina LLC

In their notice, the Lenders claimed that the default has entitled them to foreclose on the Borrower Series properties and exercise managerial control over the Series and direct its operations.

The Manager is disputing that a default has occurred and believes that the Lenders are not entitled to replace the Manager and assume control of the Series under the Agreement, nor foreclose on the properties that are subject to the Bridge Loans and the Agreement.

The Manager is currently in negotiation with the Lenders. If the Manager is unable to reach a settlement or the Lenders otherwise do not waive the default, the Lenders may take the following actions:

●	Accelerate all amounts due under the Bridge Loans. As a result, the Lenders may be entitled to foreclose on each of the Borrower Series' Properties and force its sale to recover unpaid amounts under the Bridge Loans, which would likely result in a significant loss to investors of the Borrower Series. See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” in the Company's Offering Statement here.

●	Foreclose on the Manager's interest in all the Series and assume control of the Manager's operations and assume the Manager's role as manager of all the Series, even if a particular Series is not in default. This action could significantly impact the Series' management and investment outcomes. See “ Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment” in the Company's Offering Statement here

Item 4. Exhibit Index

No.	Exhibit Description
2.1	Certificate of Formation of Landa 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on September 17, 2021)*
2.2	Amended and Restated Limited Liability Company Operating Agreement of Landa App 2 LLC (incorporated by reference to the copy submitted thereof as an exhibit to the Company's Form 1-U filed on May 3, 2022)*
3.1	Series Operating Agreement of Landa App 2 LLC – 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company’s Form 1-A filed on September 17, 2021)*
3.2	Series Operating Agreement of Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.2 to the Company’s Form 1-A filed on September 17, 2021)*
3.3	Series Operating Agreement of Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.3 to the Company’s Form 1-A filed on September 17, 2021)*
3.4	Series Operating Agreement of Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.4 to the Company’s Form 1-A filed on September 17, 2021)*
3.5	Series Operating Agreement of Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.5 to the Company’s Form 1-A filed on September 17, 2021)*
3.6	Series Operating Agreement of Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.6 to the Company’s Form 1-A filed on September 17, 2021)*
3.7	Series Operating Agreement of Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.7 to the Company’s Form 1-A filed on September 17, 2021)*
3.8	Series Operating Agreement of Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.8 to the Company’s Form 1-A filed on September 17, 2021)*
3.9	Series Designation for each applicable Series (incorporated by reference to the copies thereof filed as Exhibits 3.36 through 3.63 to the Company’s Form 1-A POS filed on June 7, 2022)*
3.10	Series Designation for each applicable Series (incorporated by reference to the copies thereof filed as Exhibits 3.62 and 3.63 to the Company’s Form 1-A POS filed on June 29, 2022)*

3.11	Series Designation for Landa Series 3029 Cedaridge Drive (incorporated by reference to the copies thereof filed as Exhibit 3.61 to the Company’s Form 1-A POS filed on July 27, 2022)*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.2	Broker Dealer Services Agreement, dated July 20, 2021, by and between Dalmore Group, LLC and Landa App 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed on September 17, 2021)*
6.3	Landa Mobile App License Agreement, dated July 29, 2021, by and between Landa Holdings, Inc., Landa App 2 LLC, and each of the Series listed thereto (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on September 17, 2021)*
6.4	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A filed on September 17, 2021)*
6.4-A	Amendment No 1 to the Promissory Note, by and between Landa Holdings, Inc. And Landa App 2 LLC – 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s 1-U filed on April 19, 2022)
6.5	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A filed on September 17, 2021)*
6.6	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A filed on September 17, 2021)*
6.7	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed on September 17, 2021)*
6.7-A	Amendment No 1 to the Promissory Note by and between Landa Holdings, Inc. And Landa App 2 LLC – 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s 1-U filed on April 19, 2022).
6.8	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-A filed on September 17, 2021)*
6.9	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.9 to the Company’s Form 1-A filed on September 17, 2021)*
6.10	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.10 to the Company’s Form 1-A filed on September 17, 2021)*
6.11	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.11 to the Company’s Form 1-A filed on September 17, 2021)*
6.12	Form of GA Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on May 4, 2022)*

6.13	Form of FL Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on May 4, 2022)*
6.14	Form of NC Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on December 8, 2022)*
6.15	Form of AL Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on December 8, 2022)*
6.16	Form of Florida Secured Note, by and between L Finance LLC and each Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.17	Form of Alabama Commercial Promissory Note, by and between L Finance LLC and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.18	Form of North Carolina Commercial Promissory Note, by and between L Finance LLC and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.19	Form of North Carolina Commercial Promissory Note, by and between L Finance and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on June 12, 2023)*
6.20	Form of Florida Secured Note, by and between L Finance and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on June 12, 2023)*
6.21	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 2 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.20 to the Company’s Form 1-A filed on September 17, 2021)*

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 2 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: November 19, 2024

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	November 19, 2024
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Sagiv Korenfeld Amar	Head of Finance of Landa Holdings, Inc.	November 19, 2024
Sagiv Korenfeld Amar	(Principal Financial Officer and Principal Accounting Officer)